                  THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G
                     FILED ON 2/18/97 PURSUANT TO RULE 201
                         TEMPORARY HARDSHIP EXEMPTION.




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.      )



                                  RISCORP, INC.
                   -----------------------------------------
                               (Name of Issuer)




                          CLASS A COMMON STOCK, PAR VALUE $.01
                   -----------------------------------------
                        (Title of Class of Securities)




                                  767597 10 7
                  -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   767597 10 7           SCHEDULE 13G       PAGE   2    OF   6    PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 GRYPHUS COMPANY I
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEVADA, U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                          -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                        17,268,841 (1)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                         -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  17,268,841 (1)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    17,268,841 (1)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    59.3% (2)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

                    CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Gryphus Company I beneficially owns these Shares as the general partner of RISCORP Group Holding Company L.P., the record owner of the Shares.

(2) Based on 10-Q filed for period ending 10/31/96, 11,855,917 shares of Class A Common Stock outstanding.



                          PAGE   2   OF  6    PAGES
                               -----    -----

CUSIP NO.   767597 10 7           SCHEDULE 13G       PAGE    3    OF   6   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 GRYPHUS COMPANY II
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEVADA, U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                       4,907,211 (1)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  4,907,211 (1)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,907,211 (1)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    29.3% (2)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

                    CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Gryphus Company II beneficially owns these Shares as the general partner of William D. Griffin Family L.P., the record owner of the Shares.

(2) Based on 10-Q filed for period ending 10/31/96, 11,855,917 shares of Class A Common Stock outstanding.



                          PAGE   3   OF  6    PAGES
                               -----    -----

CUSIP NO.   767597 10 7           SCHEDULE 13G       PAGE   4    OF   6    PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 WILLIAM D. GRIFFIN
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                          -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                       22,176,052 (1)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                         -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                 22,176,052 (1)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    22,176,052 (1)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    65.2% (2)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

                    IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Mr. Griffin beneficially owns these shares as president, director, and controlling shareholder of the general partners of RISCORP Group Holding Company L.P. and William D. Griffin Family L.P., the record owners of such shares.

(2) Based on 10-Q filed for period ending 10/31/96, 11,855,917 shares of Class A Common Stock outstanding.



                          PAGE   4   OF  6    PAGES
                               -----    -----

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549

                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934

ITEM 1(a).   Name of Issuer:

                           RISCORP, INC.

ITEM 1(b).   Address of Issuer's Principal Executive Offices:

                           1390 MAIN STREET
                           SARASOTA, FLORIDA 34236

ITEM 2(a)   Name of Person Filing:

            This Statement is being filed on behalf of (i) Gryphus Company I, a Nevada corporation ("GI"), as general partner of RISCORP Group Holding Company L.P., a Nevada limited partnership; (ii) Gryphus Company II, a Nevada corporation ("GII"), as general partner of William D. Griffin Family Limited Partnership, a Nevada limited partnership; and (iii) William D. Griffin ("Griffin"), as president, director, and controlling shareholder of GI and GII.

ITEM 2(b)   Address of Principal Business Office or, if none, Residence:

            GI & GII:      BANK OF AMERICA PLAZA
                           SUITE 1100
                           300 N. FORTH STREET
                           LAS VEGAS, NEVADA 89101

            GRIFFIN:       1390 MAIN STREET
                           SARASOTA, FLORIDA 34236

ITEM 2(c)   Citizenship:

            THE NATURAL PERSON LISTED IN ITEM 2(a) ABOVE IS A UNITED STATES CITIZEN.

ITEM 2(d)   Title of Class of Securities:

                           CLASS A COMMON STOCK

ITEM 2(e)   CUSIP Number:

                           767597 10 7

ITEM 3.     NOT APPLICABLE

ITEM 4.  OWNERSHIP

      (a)   Amount Beneficially Owned (describe):

            See Items 5, 6, 7, 8, 9 and 11 of the applicable cover page. Pursuant to Rule 13d-3(d)(1) of the 1934 Act, all of the shares described on the applicable cover pages as beneficially owned by Griffin, GI, and GII represent a right to acquire shares of the Issuer's Class A Common Stock upon the conversion on a one-for-one share basis of the Issuer's Class B Common Stock.

      (b)   Percent of Class:

      (c)   Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote:

        (ii)  shared power to vote or to direct the vote:

       (iii)  sole power to dispose or to direct the disposition of:

        (iv)  shared power to dispose or to direct the disposition of:



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         NOT APPLICABLE


                               Page 5 of 6 pages

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         William D. Griffin, as trustee of the William D. Griffin Revocable Trust, a limited partner of GI, has the right to receive such limited partner's proportionate interest of the dividends from, or proceeds from, the sale of the securities held by the RISCORP Group Holding Company, L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         NOT APPLICABLE


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         NOT APPLICABLE


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         NOT APPLICABLE


ITEM 10. CERTIFICATION

         NOT APPLICABLE




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 1997




                                        /s/ William D. Griffin
                                        ------------------------------
                                        William D. Griffin


                                        Gryphus Company I


                                        /s/ William D. Griffin
                                        ---------------------------------
                                        By:  William D. Griffin, President


                                        Gryphus Company II


                                        /s/ William D. Griffin
                                        ---------------------------------
                                        By:  William D. Griffin, President





                               Page 6 of 6 pages

                                  Exhibit 1

                           Joint Filing Agreement

                In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Schedule 13G filed on February 18, 1997 including any amendment thereto. This Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement this 14th day of February, 1997.



                                     /s/ William D. Griffin
                                     ----------------------------------------
                                     William D. Griffin



                                     Gryphus Company I

                                     /s/ William D. Griffin
                                     ---------------------------------------
                                     By:  William D. Griffin, President



                                     Gryphus Company II


                                     /s/ William D. Griffin
                                     ---------------------------------------
                                     By:  William D. Griffin, President

                                                                     EXHIBIT 2




                             PARTNERSHIP AGREEMENT

                                       OF

                       THE RISCORP GROUP HOLDING COMPANY,
                              LIMITED PARTNERSHIP

                               TABLE OF CONTENTS

                                                                             Page No.
                                                                             --------
ARTICLE 1
DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -1-

ARTICLE 2
NAME AND PRINCIPAL OFFICE . . . . . . . . . . . . . . . . . . . . . . . . . . . . -4-
         Name of the Partnership  . . . . . . . . . . . . . . . . . . . . . . . . -4-
         Principal Office . . . . . . . . . . . . . . . . . . . . . . . . . . . . -4-

ARTICLE 3
PURPOSE AND POWERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -4-
         Purpose  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -4-
         Powers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -4-

ARTICLE 4
TERM OF PARTNERSHIP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -4-
         Initial Term of Partnership  . . . . . . . . . . . . . . . . . . . . . . -5-

ARTICLE 5
CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -5-
         Partnership Units  . . . . . . . . . . . . . . . . . . . . . . . . . . . -5-
         Initial Capital Contributions  . . . . . . . . . . . . . . . . . . . . . -5-
         Additional Capital Contributions . . . . . . . . . . . . . . . . . . . . -5-
         Loans to Partnership from a Partner  . . . . . . . . . . . . . . . . . . -5-
         Repayment of Partners' Capital Contributions . . . . . . . . . . . . . . -5-

ARTICLE 6
ALLOCATIONS AND DISTRIBUTIONS . . . . . . . . . . . . . . . . . . . . . . . . . . -6-
         Maintenance of Capital Accounts  . . . . . . . . . . . . . . . . . . . . -6-
         General Rules for Allocation . . . . . . . . . . . . . . . . . . . . . . -6-
         Distributions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -7-

ARTICLE 7
MANAGEMENT OF THE PARTNERSHIP AND INDEMNIFICATIONS  . . . . . . . . . . . . . . . -8-
         Authority of Managing Partner  . . . . . . . . . . . . . . . . . . . . . -8-
         Limits on Authority of Managing Partner  . . . . . . . . . . . . . . . . -8-
         Manager  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -9-
         Designated Representative  . . . . . . . . . . . . . . . . . . . . . . . -9-
         Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -9-
         Liability and Indemnification of the Managing Partner  . . . . . . . . . -9-

ARTICLE 8
ASSIGNABILITY OF INTERESTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . -11-
         Limitation on Transfer of Partner's Interest . . . . . . . . . . . . . . -11-



         Special Limitations  . . . . . . . . . . . . . . . . . . . . . . . . . . -11-
         Certain Transfers Permitted  . . . . . . . . . . . . . . . . . . . . . . -11-
         Admission of Additional Partners . . . . . . . . . . . . . . . . . . . . -11-
         Additional Partners and Transferees Bound  . . . . . . . . . . . . . . . -11-
         Resignation of the Managing Partner  . . . . . . . . . . . . . . . . . . -12-
         Bankruptcy, Dissolution And Removal of Managing Partner  . . . . . . . . -12-
         Distributions and Allocations in Respect to Transferred Interests  . . . -13-

ARTICLE 9
ACCOUNTING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -14-
         Tax Status and Returns . . . . . . . . . . . . . . . . . . . . . . . . . -14-

ARTICLE 10
BOOKS, BANKING, TAX WITHHOLDING . . . . . . . . . . . . . . . . . . . . . . . . . -14-
         Books of Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . -14-
         Bank Accounts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -15-
         Tax Withholding  . . . . . . . . . . . . . . . . . . . . . . . . . . . . -15-

ARTICLE 11
DISSOLUTION OF PARTNERSHIP  . . . . . . . . . . . . . . . . . . . . . . . . . . . -15-
         Events Causing Dissolution . . . . . . . . . . . . . . . . . . . . . . . -15-
         Final Accounting . . . . . . . . . . . . . . . . . . . . . . . . . . . . -16-
         Liquidation, Allocations and Distributions . . . . . . . . . . . . . . . -16-
         Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -16-

ARTICLE 12
MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -16-
         Compliance with Laws . . . . . . . . . . . . . . . . . . . . . . . . . . -16-
         Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -17-
         Meetings of the Partners; Voting . . . . . . . . . . . . . . . . . . . . -17-
         Headings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -17-
         Waivers and Amendments . . . . . . . . . . . . . . . . . . . . . . . . . -18-
         Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -18-
         Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -18-
         Successors; Assignability  . . . . . . . . . . . . . . . . . . . . . . . -18-
         Entire Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . -18-
         Public Announcements . . . . . . . . . . . . . . . . . . . . . . . . . . -18-
         Confidentiality  . . . . . . . . . . . . . . . . . . . . . . . . . . . . -19-
         Authority; No Conflict; Brokers  . . . . . . . . . . . . . . . . . . . . -19-
         Dispute Resolution . . . . . . . . . . . . . . . . . . . . . . . . . . . -20-
         Tax Matters Partner  . . . . . . . . . . . . . . . . . . . . . . . . . . -20-
         Waiver of action for Partition . . . . . . . . . . . . . . . . . . . . . -21-
         Grammar  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -21-
         Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -21-
         Construction of Agreement  . . . . . . . . . . . . . . . . . . . . . . . -21-
         Partnership Business Opportunities . . . . . . . . . . . . . . . . . . . -21-



                             PARTNERSHIP AGREEMENT
                                       OF
             THE RISCORP GROUP HOLDING COMPANY, LIMITED PARTNERSHIP




         THIS PARTNERSHIP AGREEMENT is made as of this ____ day of December, 1995, by and between Gryphus Company I, a Nevada corporation ("Gryphus") and William D. Griffin, Trustee, under the William D. Griffin Revocable Trust as amended on February 2, 1994, and as amended from time to time thereafter ("Griffin").



                              W I T N E S S E T H:



         WHEREAS, the parties hereto desire to join together to form a partnership known as "The RISCORP Gropu Holding Company, Limited Partnership" under and pursuant to the Nevada Revised Uniform Limited Partnership Act.



         NOW, THEREFORE, in consideration of the foregoing, of the mutual promises of the parties hereto, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree and certify as follows:


                                   ARTICLE 1
                                  DEFINITIONS

         1.1 "Affiliate" shall mean with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting securities of such Person, (iii) any officer, director, employee or general partner of such Person, (iv) any Person who is an officer, general partner, trustee or holder of ten (10%) percent or more of the voting securities of any Person described in clauses (i) through
(iii) of this Section 1.1, or (v) any relative of any such Person who is an individual.

         1.2 "Agreement" shall mean this partnership agreement, as amended from time to time.

         1.3 "Asset Value" shall mean, as the context requires, the following:

                          (i)     the fair market value on the date of
                 contribution of any asset by a Partner to the Partnership with respect to the Partner's interest in the Partnership;

                          (ii)    the fair market value on the date of
                 distribution of any asset by the Partnership to any Partner with respect to his, her, or its interest in the Partnership; or

                          (iii) the fair market value of all Partnership Property at the happening of any of the following events: (A) the admission of a Partner to, or the increase of an interest of any existing Partner in, the Partnership in exchange for a Capital Contribution; or (B) the liquidation of the Partnership pursuant to Treas. Reg. Section 1.704-1(b)(2)(ii)(g).

         1.4 "Capital Account" shall mean the account established and maintained for each Partner in accordance with Section 6.1 of the Partnership Agreement.

         1.5 "Capital Contribution" shall mean all contributions made to the Partnership pursuant to Article 5 hereof.

         1.6 "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor statute.

         1.7 "General Partner" shall mean Gryphus or any other Person admitted to the Partnership as a general partner.

         1.8 "Fiscal Year" shall mean the Partnership fiscal year, which shall be the twelve month period ending on December 31 of each year.

         1.9 "Limited Partners" shall mean Griffin, together with all other Persons admitted to the Partnership as limited partners. "Limited Partner" shall mean Griffin or any other Person admitted to the Partnership as a limited partner.

         1.10 "Majority" shall mean, in connection with any Partnership matter in which a vote or consent of some or all of the Partners is required, 51% of the Partners entitled to vote or whose consent is required. In determining whether a Majority has been attained with respect to any Partnership matter, each Partner's vote shall be valued and counted in an amount equal to his, her, or its Partnership Units as of the time of the vote.

         1.11 "Managing Partner" shall mean Gryphus or any successor as provided in Section 8.6.

         1.12 "Partners" shall mean, collectively, Gryphus and Griffin together with all other Persons admitted to the Partnership as a General Partner or Limited Partner; "Partner" shall mean any of them in his, her, or its capacity as a partner in the Partnership.

         1.13 "Partnership" shall mean the partnership formed pursuant to this Agreement.

         1.14 "Partnership Profit" and "Partnership Loss" shall mean, for each Fiscal Year or other period, an amount equal to the Partnership's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately shall be included in taxable income or loss); provided, however, that (a) income exempt from federal income tax shall be treated as taxable income, (b) expenditures described in Section 705(a)(2)(B) of the Code or treated as such expenditures under Treas. Reg.
Section 1.704-1(b)(2)(iv)(i) shall be subtracted from taxable income, (c) the difference between the adjusted basis for federal income tax purposes and Asset Value of Partnership Property shall be treated as gain or loss upon the happening of an event described in Section 1.3(iii), (d) gain or loss resulting from the disposition of Partnership Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Asset Value of such Partnership Property and (e) items specially allocated under Sections 6.2.3, 6.2.4 and 6.2.5 shall not be taken into account.

         1.15 "Partnership Property" shall mean all tangible and intangible property held by the Partnership.

         1.16 "Partnership Unit" shall mean the ownership interest of a Partner in the Partnership at any particular time, including the right of such Partner to any and all benefits to which such Partner may be entitled as provided in this Agreement; "Partnership Units" shall mean more than one partnership unit as described in this Section 1.16.

         1.17 "Percentage Interest" of a Partner shall be equal to the number of Partnership Units held by such Partner as of the time that the determination of a Partner's percentage interest in the Partnership is being made divided by the total number of Partnership Units held by all Partners at such time.

         1.18 "Person" shall mean any corporation, partnership, co-tenancy, joint venture, individual, business trust, real estate investment trust, banking association, federal or state savings and loan institution, or any other legal entity, whether or not a party to the Agreement; "Persons" shall mean two or more of the foregoing.

         1.19 "Pro Rata" shall mean proportionately among the Partners, based upon their respective Percentage Interests.

         1.20 "Treas. Reg." shall mean the Treasury Regulations, including Temporary Regulations, promulgated under the Code.

         1.21 "Uniform Act" shall mean the Nevada Uniform Limited Partnership Act, as amended from time to time and any subsequent Nevada law concerning partnerships that is enacted in substitution for the Uniform Act.


                                   ARTICLE 2
                           NAME AND PRINCIPAL OFFICE

         2.1 Name of the Partnership. The name of the Partnership is "The RISCORP Group Holding Company, Limited Partnership".

         2.2 Principal Office. The principal office and place of business of the Partnership shall be located at c/o Patricia L. Brown, 4425 Spring Mountain Road, Suite 350, Las Vegas, Nevada 89102, or such other location as the Managing General Partner may designate from time to time.


                                   ARTICLE 3
                               PURPOSE AND POWERS

         3.1 Purpose. The object of the Partnership is pecuniary gain and profit, and the principal purpose for which the Partnership is formed is to hold interests in other entities which are Affiliates. In relation to the foregoing, the Partnership may make any expenditures or investments, take any and all action and engage in any and all activity which is incidental or reasonably related to any purposes of the Partnership.

         3.2 Powers. Subject to all the terms and provisions hereof, the Partnership shall have the power to make and perform all contracts and engage in all activities and transactions necessary or advisable to carry out the purposes of the Partnership, including, without limitation, the purchase, sale, transfer, pledge and exercise of all rights, privileges and incidents of ownership or possession with respect to any Partnership obligation by hypothecation or pledge of Partnership assets, together with all other powers available to it as a limited partnership under the laws of the State of Nevada.

                                   ARTICLE 4
                              TERM OF PARTNERSHIP

         4.1 Initial Term of Partnership. The term of the Partnership commenced as of December __, 1995, and shall continue, unless earlier terminated in accordance with the specific provisions of this Agreement, to and including December 31, [2037].


                                   ARTICLE 5
                                 CAPITALIZATION

         5.1 Partnership Units. The total number of units which the Partnership is authorized to issue and which may be outstanding at any one time shall not exceed ten million (10,000,000). The initial number of Partnership Units which shall be issued by the Partnership upon organization shall be as follows:

                Gryphus
                                                       __________

                Griffin
                                                       __________


                          Total                        __________

         5.2 Initial Capital Contributions. Contemporaneously with the execution of this Agreement and admission to the Partnership, the Partners shall contribute to the Partnership the property set forth on Exhibit A opposite their names.

         5.3 Additional Capital Contributions. The Partners shall not be obligated to make additional capital contributions (beyond their initial capital contributions) to the Partnership.

         5.4 Loans to Partnership from a Partner. A Partner may, from time to time, lend money to the Partnership, including, without limitation, moneys lent to the Partnership in the form of accounts receivable. Except as may be otherwise agreed to by the Partners, all loans made by a Partner or any Affiliate of a Partner, shall be repayable in a series of scheduled installments (appropriate to the interests of the Partnership) and shall bear interest at a rate equal to the prime rate of interest charged from time to time by the principal bank of the Partnership, plus two (2) percentage points per annum.

         5.5 Repayment of Partners' Capital Contributions. No specific time has been agreed upon for the repayment of the Partners' Capital Contributions, and no Partner or any successor in interest shall have any right to withdraw or reduce its Capital Contribution. The Partners shall receive no interest on account of their respective

Capital Contributions. The Partners shall have no personal liability for the repayment of the other Partners' Capital Contributions and/or Capital Account or for the payment of any returns thereon.


                                   ARTICLE 6
                         ALLOCATIONS AND DISTRIBUTIONS

         6.1 Maintenance of Capital Accounts. Capital Accounts shall be determined and maintained in accordance with the provisions of Treas. Reg.
Section 1.704-1(b) or, if such regulations are amended, replaced, or superseded, in accordance with any applicable successor rules or regulations. Thus, each Partner's Capital Account will be increased by (i) the amount of money and the Asset Value of property contributed to the Partnership by each Partner, (ii) allocations to the Partner of Partnership Profit and amounts which are specially allocated pursuant to Section 6.2.3 and 6.2.5 and (iii) the amount of any Partnership liabilities assumed by such Partner or which are secured by any Partnership Property distributed to such Partner and decreased by (iv) the amount of money distributed to the Partner by the Partnership, (v) the Asset Value of Partnership Property distributed to the Partner, (vi) allocations of Partnership Loss, items in the nature of expenses or losses which are specially allocated pursuant to Sections 6.2.3 and 6.2.5 hereof, and
(vii) the amount of any liabilities of such Partner assumed by the Partnership or which are secured by any Partnership Property contributed by such Partner to the Partnership.

         The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treas. Reg. Section 1.704-1(b), and shall be interpreted and applied in a manner consistent wit such Regulations. The initial Capital Account of each Partner is set forth on Exhibit B hereto.

         6.2 General Rules for Allocation. Except as otherwise provided in this Article 6, for purposes of determining Partners' Capital Accounts and Partners' distributive shares for federal income tax purposes, income, gain, loss, and deductions (and items of each of the foregoing including income exempt from federal income taxation) shall be allocated in the manner provided in this Section 6.2.

                 6.2.1 Partnership Profit. After giving effect to the special allocations in Sections 6.2.3, 6.2.4 and 6.2.5, with respect to each Fiscal Year, Partnership Profit shall be allocated Pro Rata each Fiscal Year in accordance with each Partner's respective Percentage Interest.

                 6.2.2 Partnership Loss. After giving effect to the special allocations in Sections 6.2.3, 6.2.4 and 6.2.5, Partnership Loss shall be allocated Pro Rata each Fiscal Year in accordance with each Partner's respective Percentage Interest.

                 6.2.3 Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Code
         Section 734(b) or Code Section 743(b) is required pursuant to Treas. Reg. Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Treas. Reg.

                 6.2.4 704(c) of the Code. Notwithstanding the foregoing, in the event Section 704(c) of the Code or Section 704(c) principles applicable under Treas. Regs. promulgated under Section 704(b) of the Code, require allocations of Partnership Profit or Partnership Loss in a manner different than set forth above, the provisions of Section 704(c) of the Code shall control such allocations. Allocations pursuant to Section 704(c) shall be made for tax purposes only and shall not affect any Partner's Capital Account.

                 6.2.5 Regulatory Allocations. It is the intention of the Partners that the allocations hereunder comply with the provisions of
         Section 704(b) of the Code and the Treasury Regulations promulgated from time to time thereunder so that the allocations made hereunder will be deemed to have "substantial economic effect" as provided herein. To the extent special allocations of Partnership Profit or Loss are required to be made to comply with the requirements thereof, and which are not otherwise provided for herein, such special allocations shall be made in the manner set forth in the Code and Regulations, as determined in good faith by the Managing Partner. To the extent any such special allocations are made, subsequent allocations of Partnership Profit and Partnership Loss shall be made to offset any economic distortion caused by such special allocations, as determined by the Managing Partner in good faith.

         6.3 Distributions. The Partnership shall make distributions to the partners at such times, and in such amounts, as the Managing Partner may determine in its discretion. In determining what amounts, if any, to distribute, the Managing Partner may consider such relevant factors as the Partnership's cash on hand, its short-term and long-term cash needs, any known contingent liabilities, and the like. The Managing Partner may establish and from time to time increase or decrease the reserves established for Partnership liabilities. Distributions need not be made to all Partners Pro Rata, but no distribution shall be made to a Partner in an amount in excess of his or her Capital Account. A distribution can be made in cash or in-kind, by any reasonable means, including, without limitation, wire transfer of funds to an account designated by the Partner receiving such distribution or by delivery of a cashier's check or check drawn on the account of the Partnership by hand or U.S. mail or in such other manner as the Partner and Partnership shall mutually agree.

         Notwithstanding the foregoing, no distribution shall be made unless all liabilities of the Partnership then due, to Persons other than Partners, have bene paid or, in the good faith judgment of a Majority of the Partners, there remains Partnership Property sufficient to pay such liabilities.


                                   ARTICLE 7
               MANAGEMENT OF THE PARTNERSHIP AND INDEMNIFICATIONS

         7.1 Authority of Managing Partner. Except as otherwise provided in this Agreement, all decisions respecting any matter set forth herein or otherwise affecting or arising out of the conduct of the Partnership's business shall be made by the Managing Partner in its sole and absolute discretion, and the Managing Partner shall have the exclusive right and full authority to manage, conduct and operate the Partnership (and shall conduct such business consistent with the exercise of reasonable business judgment and otherwise in the ordinary course of business of the Partnership), including, without limitation, the power and authority: to expend the capital and profits of the Partnership in furtherance of the Partnerships' business; to borrow money from banks and other lending institutions for any Partnership purpose, and to pledge the assets of the Partnership to secure repayment of the borrowed sums; to lend money to the Partnership and charge the Partnership interest on the same in accordance with Section 5.4; to invest in other operating entities, including other limited partnerships; to retain or employ and coordinate the services of all employees, accountants, attorneys, consultants and others Persons necessary or appropriate to carry out the business and purposes of the Partnership; and to execute, acknowledge, and deliver any and all documents and instruments necessary or desirable to effectuate the foregoing; and no other Partner shall have authority to act on behalf of the Partnership, or with respect to the conduct of any Partnership business, except as otherwise set forth in this Agreement.

         7.2     Limits on Authority of Managing Partner.

         The Managing Partner shall have no authority, without the express prior written consent of a Majority of the Limited Partners, to:

                          (a)     Do any act in contravention of this
         Agreement;

                          (b) Do any act which would make it impossible to carry on the ordinary business of the Partnership;

                          (c) Co-mingle Partnership funds with funds of the Managing Partner or lend funds to the Managing Partner;

                          (d)     Confess a judgment against the Partnership;

                          (e) Change or reorganize the Partnership into any other legal form; or

                          (f) Execute or deliver any general assignment for the benefit of creditors of the Partnership or permit the entry of an order of relief against the Partnership under the Federal Bankruptcy Code or any equivalent state statute.

         7.3 Manager. The Partners understand and agree that the Partnership may engage the services of a manager to provide ongoing, day-to-day management and supervision of the Partnership's business. The Managing Partner is authorized on behalf of the Partnership to enter into any agreement to hire or to replace such a manager, which agreement shall be upon terms acceptable to the Managing Partner in its sole discretion.

         7.4 Designated Representative. Each Partner shall designate one or more Persons, each of which shall have authority to act on behalf of such Partner on Partnership matters. Any action taken by such designated representative(s) shall be binding on the Partner for whom such representative(s) acts and the Partnership shall be justified in relying upon the acts of such designated representative(s). The designated representative(s) of a Partner may be changed at any time by such Partner by delivering written notice thereof to the representative(s) of the Partners. The initial representatives are:

               Gryphus                        [PATRICIA L. BROWN
                                              4425 SPRING MOUNTAIN ROAD
                                              SUITE 350
                                              LAS VEGAS, NEVADA 89102]?

               Griffin                        [FLORIDA PERSON OK]

         7.5 Insurance. The Managing Partner will maintain, and will cause the Partnership to maintain, with financially sound and reputable insurance companies or associations, general liability, indemnity and other insurance coverage which the Managing Partner reasonably believes to be necessary, in at least such amounts and against at least such risks as are usually insured against in the same general area by companies engaged in the same or a substantially similar business as the Partnership.

         7.6     Liability and Indemnification of the Managing Partner.

                 7.6.1 Liability of Managing Partner. The Managing Partner, its Affiliates and their respective employees, officers and directors (collectively referred to herein as "Indemnified Parties" and individually referred to as the "Indemnified Party") shall not be liable to the other Partners or the Partnership for any action taken or omitted to be taken in connection with the business or affairs of the Partnership so long as the Indemnified Party is not found to be guilty of gross negligence, bad faith or willful misconduct with respect thereto. The Managing Partner may consult with legal counsel, accountants, and other independent professionals in respect of Partnership affairs, and it shall be fully protected and justified in any action or inaction which is taken or omitted reasonably and in good faith, in reliance upon and in accordance with the opinion or advice of such counsel, accountant, or other professional, provided that such professional shall have been selected with reasonable care.

                 7.6.2 Indemnification of Managing Partner. The Partnership shall indemnify and hold harmless the Managing Partner, its Affiliates and their respective officers, directors and employees (collectively referred to herein as "Indemnified Parties" and individually referred to herein as the "Indemnified Party") and shall pay, any and all costs, expenses, damages, claims (including judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees) resulting from or relating in any way to any action taken or omitted to be taken by the Managing Partner in connection with its serving as managing partner of the Partnership, except that it shall not be indemnified in respect of any cost, expense, damage, claim or liability incurred by reason of gross negligence, bad faith or willful misconduct on the part of the Managing Partner, on behalf of the Partnership. Expenses (including attorneys' fees through all trials, appeals, and administrative proceedings) actually and reasonably incurred by any Indemnified Party in defending any action, suit or proceeding instituted or threatened against such Indemnified Party shall be paid by the Partnership in advance of the final disposition of such action, suit, or proceeding, upon a preliminary determination, which determination shall not be unreasonably withheld, by a Majority of the Partners (other than the Partner who is the Indemnified Party) that such Indemnified Party will be entitled to indemnification pursuant hereto and upon receipt by the Partnership of a written undertaking by, or on behalf of such Indemnified Party, to repay such amounts unless it shall ultimately be determined that such Indemnified Party is entitled to be indemnified by the Partnership pursuant to this Section 7.6.2. Indemnification as provided for above shall continue as to the Indemnified Party after such Indemnified Party has ceased to be an employee, officer or director of the Managing Partner or any of its Affiliates.

                 7.6.3 Gross Negligence, Bad Faith and Willful Misconduct. For purposes of this Section 7.6, the determination that any Person has acted with gross negligence, bad faith or willful misconduct shall be made by the court or other body before which the relevant action, proceeding or investigation is pending or if none, any court of competent jurisdiction.

                                   ARTICLE 8
                           ASSIGNABILITY OF INTERESTS

         8.1 Limitation on Transfer of Partner's Interest. Except as provided in Section 8.3, no Partner shall have the right to sell, transfer, pledge, assign or otherwise dispose of its interest in the Partnership (including, without limitation, its interest in Partnership profits, cash distributions, capital and liquidation proceeds) without the prior written consent of the other Partners, and any such attempted assignment, transfer, sale, pledge, encumbrance or disposition without such consent shall be void and of absolutely no force or effect. The foregoing prohibition shall include, without limitation, any disposition by sale, assignment, gift, and exchange, and disposition by judicial order, legal process, execution, attachment, enforcement of a pledge, or sale under any of them, it being the intent of the Partners that the term "sale, transfer, pledge, assign, or otherwise dispose" be given the broadest meaning possible.

         8.2 Special Limitations. No proposed sale, assignment or transfer of a Partnership Interest, or any part thereof, will be permitted or effective:

                          (a) if such sale, assignment or transfer would cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes or, when added to the total of all other sales or exchanges of Partnership Interest within the preceding 12 months, would result in the Partnership being considered to have terminated within the meaning of Section 708 of the Code; or

                          (b) if such transfer or assignment would violate any Federal or any state securities or "blue sky" laws applicable to the Partnership or to the Partnership Interest to be transferred or assigned.

         8.3     Certain Transfers Permitted.  Subject to the provisions of
Section 8.2, a Partner may sell all or any portion of his, her, or its Partnership Interest to another Partner.

         8.4     Admission of Additional Partners.  Except as provided in
Section 8.3, the Managing Partner may admit additional Partners only with the prior written consent of the other Partners; provided, however, that such consent shall not be unreasonably withheld.

         8.5 Additional Partners and Transferees Bound. Prior to the admission of an additional Partner or transfer of a Partner's Partnership Interest, any such additional Partner or transferee shall be required to join in and execute this Agreement and shall become an additional party hereto.

         8.6 Resignation of the Managing Partner. The Managing Partner may resign as the Managing Partner by written notice mailed or delivered to the other Partners not less than ninety (90) days prior to the effective date of such resignation. Such resignation shall become effective upon the date specified in the notification. Notwithstanding anything to the contrary herein, however, in the event the Managing Partner transfers all of its interest in the Partnership pursuant to Sections 8.1 and 8.2 hereof, then upon such transferee being admitted to the Partnership, such transferee shall become the Managing Partner.

         8.7 Bankruptcy, Dissolution And Removal of Managing Partner. Upon the Bankruptcy or dissolution of the Managing Partner or the issuance of a judgment by a court of competent jurisdiction (which judgment has not been appealed by the Managing Partner within the time permitted by applicable law or reversed within two years after such judgment is rendered) that the Managing Partner committed gross negligence or willful misconduct or fraud in the handling of the Partnership's affairs, or materially breached is obligations hereunder after the delivery of written notice to the Managing Partner stating specifically the acts which are alleged to constitute such material breach and affording the Managing Partner a period of thirty (30) days after receipt of such notice to cure such material breach, the Managing Partner shall be immediately removed as the Managing Partner and the Partnership shall be dissolved as provided in Section 11.1 hereof. The "Bankruptcy" of the Managing Partner shall be deemed to have occurred upon the happening of any of the following events:

                          (a) The performance by or against the Managing Partner of any of the following:

                                  (1)      making of a general assignment for
                          the benefit of creditors;

                                  (2)      filing of a voluntary petition in
                          bankruptcy;

                                  (3)      the entry of an order of relief
                          under the Federal Bankruptcy Code;

                                  (4)      filing by the Managing Partner of a
                          petition or answer seeking for the Managing Partner any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; or filing an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Managing Partner in any proceeding of such nature; or

                                  (5)      seeking, consenting to or
                          acquiescing in the appointing of a trustee, receiver or liquidator of the Managing Partner or of all or any substantial part of the Managing Partner's properties; or

                          (b) The passage of one hundred twenty (120) days following commencement of any proceedings against the Managing Partner seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, without such proceeding being dismissed; or the passage of ninety (90) days after the appointment, without the Managing Partner's consent or acquiescence, of a trustee, receiver or liquidator of the Managing Partner or of all or any substantial part of the Managing Partner's properties, unless the appointment is vacated or stayed, or the passage of ninety (90) days following the expiration of such a stay unless the appointment is vacated.

         8.8 Distributions and Allocations in Respect to Transferred Interests. If any Partnership Interest is sold, assigned, or transferred during any accounting period, Partnership Profit and Partnership Loss, and each item thereof, and all other items attributable to the transferred interest for such period shall be divided and allocated between the transferor and transferee by taking into account their varying interests during he period in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Managing Partner. All distributions on or before the date of such transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Partnership shall recognize such transfer not later than the end of the calendar month during which it is given notice of such transfer, provided that if the Partnership does not receive a notice stating the date such Partnership Interest was transferred and such other information as the Partners may reasonably require within 30 days after the end of the accounting period during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made, to the Person who, according to the books and records of the Partnership, on the last day of the accounting period during which the transfer occurs, was the owner of the Partnership Interest. Neither the Partnership nor any Partner shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 8.8 whether or not any Partner or the Partnership has knowledge of any transfer of ownership of any interest.

                                   ARTICLE 9
                                   ACCOUNTING

         9.1     Tax Status and Returns.

                 9.1.1 Each of the Partners hereby recognizes that the Partnership will be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code.

                 9.1.2 The Managing Partner: (i) shall cause to be prepared by the accountants retained by the Partnership, at the cost and expense of the Partnership, all tax returns and statements, if any, which must be filed on behalf of the Partnership with any taxing authority; (ii) shall make timely filings thereof; and (iii) shall provide a copy of the Federal and state partnership returns to the other Partners at least 15 days before the due date of such return, as such due date may be extended from time to time.

                 9.1.3 As soon as reasonably practicable after the end of each fiscal year, each Partner shall be furnished with a copy of a balance sheet of the Partnership as of the last day of such fiscal year and statements of income or loss and source and application of funds of the Partnership for such year. In addition, the Partnership will furnish to the Partners unaudited quarterly summaries of its operations. All such financial statements shall be prepared on an accrual basis of accounting in accordance with generally accepted
         accounting principles consistently applied.   The Partnership shall
         also furnish to each Partner, not later than March 15 of each year, all Partnership information necessary for a Partner to file its tax return.


                                   ARTICLE 10
                        BOOKS, BANKING, TAX WITHHOLDING

         10.1 Books of Account. Complete and accurate books of account, in which shall be entered, fully and accurately, each and every transaction of the Partnership, shall be kept at the principal office of the Partnership. All such books and records shall be maintained in the name of the Partnership and shall not be commingled with any books and records of any other entity. For all purposes of this Agreement, the Partnership's books of account shall be kept on the accrual basis of accounting unless otherwise required by law. If, for any fiscal year, the Managing Partner reasonably determines that an independent audit or review of he Partnership's books and records is required, the Managing Partner shall engage KPMG, Peat Marwick or another certified public accounting firm which, in the reasonable judgement of the Managing Partner, is qualified to audit or review the books and records of the Partnership.

         10.2 Bank Accounts. The funds of the Partnership may be deposited in the name of the Partnership in one or more bank accounts in one or more national banking associations (and all funds so deposited shall be deposited in the name of the Partnership) or state banks each with an unrestricted surplus of at least one hundred million dollars ($100,000,000). The funds in the Partnership bank account shall be used solely for the business of the Partnership.

         10.3 Tax Withholding. Any Partner and any assignee thereof, prior to any occasion on which any payment is to be made to such Partner or assignee thereof which may be subject to the withholding requirements applicable under the Code or any other tax statute and any regulations promulgated pursuant or with respect thereto, shall furnish to the Partnership upon request the taxpayer identification number of the Partner or assignee to which such payment is to be made and any other information reasonably requested by the Partnership and shall provide to the Partnership satisfactory evidence pursuant to the Code or any other tax statute or such regulations that no tax withholding requirements are applicable with respect to such payment or that such payment is subject to a reduced rate of withholding. The Partnership may withhold such amounts from any such payment as shall be required by the Code or any other statute or such regulations to preclude the imposition of, and each Partner hereby indemnifies and agrees to defend and hold the other Partners and the Partnership harmless from and against, any loss, expense (including, without limitation, auditors' and attorneys' fees), penalty or other liability on the part of the Partnership or the other Partners by virtue of failure to effect such withholding and shall provide to the Partners, as required by law, all returns and reports required with respect thereto. Any amount required to be withheld shall be treated as a deemed distribution to the affected Partner and shall be deducted from any contemporaneous or future actual distributions to such Partner until the amount so deducted equals the amount withheld.


                                   ARTICLE 11
                           DISSOLUTION OF PARTNERSHIP

         11.1 Events Causing Dissolution. The Partnership shall be dissolved prior to expiration of its term only upon the occurrence of any one of the following events:

                 11.1.1 the prior written consent of a Majority of the Partners;

                 11.1.2 the election by the Managing Partner to dissolve the Partnership;

                 11.1.3 the sale or disposition of all the Partnership's Property; or

                 11.1.4 the resignation, bankruptcy or adjudication of insolvency or removal of the Managing Partner, the filing of a certificate of dissolution or its equivalent or the revocation of the charter (and the expiration of ninety (90) days after the date of notice to it of revocation without a reinstatement of its charter), of the Managing Partner, or the occurrence of any other event which causes the Managing Partner to cease to be a partner of the Partnership under the Uniform Act.

         11.2 Final Accounting. Upon dissolution of the Partnership, the accountants then retained by the Partnership shall prepare a statement setting forth the assets and liabilities of the Partnership as of the date of dissolution, and such statement shall be furnished to all Partners.

         11.3 Liquidation, Allocations and Distributions. In the final Fiscal Year of the Partnership, Partnership Profit and Partnership Loss shall be credited or charged to the Capital Accounts of the Partners in accordance with the provisions of Article 6. Thereupon, all the assets of the Partnership, or the proceeds therefrom, shall be distributed or used as follows in the following order or priority:

                 11.3.1 for the payment of the debts and liabilities of the Partnership and the expenses of liquidation;

                 11.3.2 for making reasonable provisions for the payment of contingent liabilities or obligations of the Partnership, which provisions may include the setting up of any reserves which the Managing Partner deems reasonably necessary for such purpose. Said reserves shall be held by the Partnership for the purpose of disbursing such reserves in payment of any of the aforementioned contingencies, and as the Managing Partner deems advisable, to distribute the balance thereafter remaining in the manner hereinafter provided; and

                 11.3.3 all amounts remaining shall be distributed to the Partners in proportion to and to the extent of the positive balances in their Capital Accounts.

         11.4 Termination. The Partnership shall terminate when all property owned by the Partnership shall have been disposed of and the assets shall have been distributed as provided in this Agreement.


                                   ARTICLE 12
                                 MISCELLANEOUS

         12.1 Compliance with Laws. Each Partner hereby agrees and represents that it will, at all times during the term of this Agreement, use its best efforts to comply with all applicable laws, statutes, treaties and regulations of the United States with respect to the subject matter of this Agreement.

         12.2 Notices. Unless stated otherwise herein, any notice under this Agreement shall be in writing and deemed to have been sufficiently given if addressed as follows:

If to the Partnership:                      c/o Patricia L. Brown
                                            4425 Spring Mountain Road, Suite 350
                                            Las Vegas, Nevada 89102

If to Gryphus:                              c/o Patricia L. Brown
                                            4425 Spring Mountain Road, Suite 350
                                            Las Vegas, Nevada 89102

If to Griffin:                              Sarasota City Center
                                            Suite 1100
                                            1819 Main Street
                                            Sarasota, Florida 34230

The notice shall be considered delivered in accordance with this Section 12.2 if the notice is delivered by hand, sent by registered or certified mail, postage prepaid, return receipt requested, or sent by express courier or telecopier and confirmed by mail as aforesaid. The date of receipt shall be deemed to be the date on which such notice has been received by the party to whom it is addressed. Each party shall promptly give written notice of any change of its address and such address shall replace the address given above as the address for notices pursuant to this Agreement.

         12.3 Meetings of the Partners; Voting. In any matter described in this Agreement on which any Partner is entitled to grant (or deny) its consent, such Partner may accomplish the same by attending any meeting convened for all the Partners entitled to consent on the matter or it may grant to any person a special or general power of attorney to consent for it at any such meeting or it may grant or deny its consent in writing. Such written consent may be utilized at a meeting of the Partners or it may be utilized, without a meeting, in obtaining the consent of Partners to a matter submitted to all Partners entitled to grant or deny consent on such matter. The Partners may convene a meeting for any purpose; provided, however, that no action taken at any such meeting shall be binding on the Partners or the Partnership except to the extent specifically provided for herein.

         12.4 Headings. The section headings to this Agreement do not form a part of it, but are for convenience only and shall not limit or affect the meaning of the paragraphs.

         12.5 Waivers and Amendments. No waiver by any Partner of any default hereunder by the other shall operate as a waiver of any other default or of a similar default on a future occasion. No waiver of any term or condition hereof by any Partner shall be effective unless the same shall be in writing and signed by such Partner. No amendments, modifications or changes to this Agreement shall be effective unless reduced to writing and signed by all Partners.

         12.6 Severability. In the event that any provision of this Agreement (other than a provision which goes to the essence of the consideration for this Agreement) is declared invalid, unenforceable or void to any extent by a court of competent jurisdiction, such provision shall be modified, if possible, by reducing its duration and scope to allow enforcement of the maximum permissible duration and scope. In any event, such declaration shall not affect the remaining provisions and this Agreement shall be enforced as modified, or if no modification is enforceable, as if such invalid clause had not been included.

         12.7 Governing Law. Notwithstanding the place where any of the Partners may execute this Agreement, this Agreement, the rights and obligations of the Partner,s and any claims and disputes relating thereto shall be subject to and governed by the Uniform Act and the other laws of the State of Nevada, and such laws shall govern all aspects of this Agreement. Each of the Partners agrees to submit to the jurisdiction of the courts of the United States of America sitting in the State of Nevada for the resolution of any disputes under this Agreement which are not settled by arbitration pursuant to the provisions of Section 12.13 and agrees that process in any such action shall be deemed sufficiently served if sent to it by registered mail at its address specified above in Section 12.2.

         12.8 Successors; Assignability. This Agreement shall be binding upon and inure to the benefit of the Partners and their respective permitted successors and permitted assigns. This Agreement may not be assigned by any Partner without the prior written consent of the other Partners.

         12.9 Entire Agreement. This Agreement shall supersede all prior agreements, communications, representations and understandings, either oral or written, between the Partners with respect to the subject matter hereof.

         12.10 Public Announcements. Any announcements or similar publicity with respect to this Agreement or the transactions contemplated herein shall be at such time and in such manner as the Managing Partner shall approve, except that any Partner shall have the right without the consent of the other to make such public announcements or disclosures as may, in the good faith opinion of such Partner, be legally required or advisable after disclosing the content of any such public announcement to the other and, if possible, providing a reasonable opportunity for the other Partner to comment on such public announcement.

         12.11   Confidentiality.

                 12.11.1 All information of any Partner or of the Partnership which is disclosed to the other Partners (all of which shall be referred to in this Agreement as the "Confidential Information"), shall be treated as confidential and not disclosed by such Partner, and the Partners shall protect any Confidential Information received from the other or from the Partnership from disclosure to third parties, using the same degree of care it uses for its own information of like importance.

                 12.11.2 Each of the Partners shall restrict access to the Confidential Information to those of its employees and agents who have a need to know such information for the purpose of effectuating the transactions contemplated by this Agreement and who have signed non-disclosure agreements protecting the confidentiality of the Confidential Information.

                 12.11.3 The obligations set forth in this Section 12.11 shall not extend to any Confidential Information which:

                 (a) is now or which hereafter through no act on the part of the receiving party becomes generally known or available to the public, provided that the disclosure of any Confidential Information to the Partnership by a Partner shall not be deemed to mean that such in formation has become generally known or available to the public,

                 (b) is hereafter furnished to the receiving party by a third party (other than the Partnership) with no duty of non-disclosure to disclosing party and without breach of this Agreement,

                 (c) is permitted to be disclosed by the prior written consent of the party whose Confidential Information is proposed to be disclosed (for which purpose the Managing Partner may consent to disclosure of Confidential Information of the Partnership), or

                 (d) is required to be disclosed by any applicable governmental authority, provided that each party will notify the other parties as soon as possible prior to such disclosure and will, if possible, provide such other parties with a reasonable opportunity to contest such disclosure.

         12.12 Authority; No Conflict; Brokers. Each Partner represents to the other Partners that the execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of such Partner and that the execution, delivery and performance of this Agreement by such Partner will not violate any contract, agreement, judgment or order to which such Partner is a Partner or by which it is bound. Each Partner represents to the other Partners that it has retained no broker or other similar intermediary, and no Person or firm is entitled to any fee, payment or other compensation as a result of this Agreement or other transactions contemplated herein, by reason of any actions of such Partner.

         12.13 Dispute Resolution. Any controversy, claim or dispute arising out of or relating to this Agreement shall be settled if possible through good
faith negotiations between the Partners.   Only if such efforts are not
successfully shall such dispute be resolved by arbitration. In the event of arbitration, it shall take place in Nevada and shall proceed in accordance with the rules of the American Arbitration Association. With respect to any such dispute, the Partnership and the disputing Partners) shall each select an arbitrator and a third shall be selected by the two arbitrations so chosen.
The arbitration award shall be final and binding regardless of whether one of the Partners fails or refuses to participate in the arbitration and shall be enforceable by any court of competent jurisdiction. The costs of arbitration shall be borne by the Partners and in the percentages determined by the arbitrators. No dispute based on the alleged failure of the Partners to adhere to the terms of this Agreement shall be submitted to arbitration until such Partner has been given notice and at least 30 days to cure such alleged violation, or unless the other Partners believe in good faith that either the Partnership or it will suffer irreparable harm from such violation prior thereto. This agreement to submit disputes to arbitration shall not preclude either party from seeking injunctive relief if necessary to avoid irreparable harm to the Partnership or the Partners.

         12.14 Tax Matters Partner. The Partners shall elect a "Tax Matters Partner," as defined in Section 6231(a)(7) of the Code; initially, the Managing Partner shall be the Tax Matters Partner. The Tax Matters Partner shall keep the other Partners informed of all administrative and judicial proceedings for the adjustment at the partnership level of partnership items. The Tax Matters Partner shall have all the powers of a tax matters partner under Code Section 6621 et seq. and regulations thereunder. Each Partner hereby (i) expressly authorizes the Tax Matters Partner to enter into any settlement with the Internal Revenue Service with respect to any tax matter, tax item, tax issue, tax audit, or judicial proceeding, which settlement shall be binding on all Partners; (ii) waives the right to participate in any administrative or judicial proceeding in which the tax treatment of any Partnership item is to be determined; and (iii) agrees to execute such consents, waivers or other documents as the Tax Matters Partner may determine are necessary to accomplish the provisions of this Section. The Tax Matters Partner shall be entitled to reimbursement from the Partnership for all reasonable costs and expenses incurred by him or it in complying with and carrying out its responsibilities as the Tax Matters Partner, including the costs of bringing any petition and proceedings in the United States Tax Court or other courts of jurisdiction having jurisdiction over partnership tax matters.

         12.15 Waiver of action for Partition. Each of the parties hereto irrevocably waives during the term of the Partnership any right that it may have to maintain any action for partition with respect to the property of the Partnership.

         12.16 Grammar. When the context in which words are used in this Agreement indicates that such is the intent, words in the singular number shall include the plural and vice versa, and words in the masculine gender shall include the feminine and neuter genders and vice versa.

         12.17 Counterparts. This Agreement may be executed in any number of counterparts and all so executed shall constitute one agreement, binding on all the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

         12.18 Construction of Agreement. This Agreement shall not be construed more strongly against either party regardless of who is responsible for its drafting.

         12.19 Partnership Business Opportunities. The Partners, or their Affiliates, or any general or limited partner of a Partner, or any shareholder, officer, director or employee of a Partner may engage in or possess an interest in other business ventures of every nature and description independently or with others, including, but not limited to, the ownership operation, and management of businesses that are same or similar to that of the Partnership. Neither the Partnership nor the Partners shall have any right by virtue of this Agreement in and to such independent ventures or to the income or profits derived therefrom. Neither the Partners nor any Affiliate and a Partner shall be obligated to present any particular opportunity to the Partnership, even if such opportunity is of a character which, if presented to the Partnership, could be taken by the Partnership.

         IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date hereinabove set forth.

                                        GRYPHUS COMPANY I,
                                        a Nevada corporation



                       Attest           /s/  William D. Griffin
--------------------------------        -------------------------------------
                                        By:    William D. Griffin
                                        As its:  President



                                        William D. Griffin Revocable Trust as
                                        amended on February 2, 1994



                                        By: /s/  William D. Griffin
                                           ---------------------------------
                                           William D. Griffin, Trustee

                                                                     EXHIBIT 3





               WILLIAM  D.  GRIFFIN  FAMILY  LIMITED  PARTNERSHIP


                        LIMITED  PARTNERSHIP  AGREEMENT


                         EFFECTIVE:  DECEMBER __, 1995





                 ___________________________________________

         THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY SECURITIES LAW AND WERE ACQUIRED PURSUANT TO AN INVESTMENT REPRESENTATION BY THE RECORD OWNER. THESE SECURITIES ARE NOT TRANSFERABLE, ABSENT EITHER REGISTRATION UNDER THE ACT AND EVERY APPLICABLE STATE SECURITIES LAW OR ADVICE OF COUNSEL SATISFACTORY TO THE PARTNERSHIP THAT REGISTRATION IS NOT REQUIRED. ADDITIONALLY, THESE SECURITIES ARE SUBJECT TO CERTAIN TRANSFER RESTRICTIONS SET FORTH IN THE LIMITED PARTNERSHIP AGREEMENT OF THE PARTNERSHIP. REFERENCE MAY BE MADE TO THE LIMITED PARTNERSHIP AGREEMENT FOR THE DETAILS OF THOSE RESTRICTIONS.

                 ____________________________________________

                 WILLIAM D. GRIFFIN FAMILY LIMITED PARTNERSHIP

                         LIMITED PARTNERSHIP AGREEMENT


    This LIMITED PARTNERSHIP AGREEMENT was entered into and was effective as of the date of the filing of the certificate of limited partnership for the Partnership, by and among My First IPO, Inc., a Nevada corporation, whose name was since changed to Gryphus Company II, as the General Partner and William D. Griffin as the Limited Partner, pursuant to the provisions of the Nevada Uniform Limited Partnership Act, Nevada Revised Statutes, on the following terms and conditions:

                                  ARTICLE ONE:

                          ORGANIZATION AND DEFINITIONS

    1.01. ORGANIZATION. The parties hereto (jointly the "Partners" and individually a "Partner") form the William D. Griffin Family Limited Partnership as a Nevada limited partnership (the "Partnership") for the limited purposes and scope set forth in this Agreement. The Partnership shall be governed by the laws of the State of Nevada pursuant to this Agreement. The Partners agree to continue the Partnership in accordance with this Agreement.

    1.02. NAME. The name of the Partnership is the "William D. Griffin Family Limited Partnership."

    1.03. PRINCIPAL OFFICE; REGISTERED OFFICE; REGISTERED AGENT. The principal office of the Partnership will be at__________________________________
_______________________________, _________________________, or at such other location as determined by the General Partner. The initial registered office of the Partnership is at _________________________________________________.
_________________________ is the initial registered agent of the Partnership.

    1.04. TERM. The Partnership will commence as of the date this Agreement becomes effective and will continue until December 31, 2049, unless it is sooner terminated in accordance with Article Nine.

    1.05. RECORDING OF AGREEMENT. The General Partner shall take all actions necessary to file properly with the Nevada Secretary of State the Certificate of Limited Partnership and all amendments to it, as and to the extent required by the laws of the State of Nevada to reflect this Agreement as amended from time to time. All filing fees will be paid by the Partnership. The General Partner shall take all other action necessary to perfect and maintain the Partnership as a limited partnership under the laws of the State of Nevada and (if and to the extent required by applicable law) to amend the Certificate of Limited Partnership from time to time.

    1.06. DEFINITIONS. As used in this Agreement, the following terms have the meanings ascribed to them in this Section 1.06 and include the plural as well as the singular number:

           "Act" means the Nevada Uniform Limited Partnership Act under the Nevada Revised Statutes, as amended, and as it may be amended from time to time, or any subsequent Nevada law concerning limited partnerships that is enacted in substitution for that law.

           "Agreement" means this Limited Partnership Agreement, as it may be amended. Words such as "herein," "hereafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole, unless the context otherwise requires.

           "Capital Account" means the account maintained for each Partner in the Partnership's books of account in the manner described in Section 3.07.

           "Capital Contribution" means the total amount of cash or other property contributed to the equity of the Partnership by each Partner pursuant to this Agreement. Any reference in this Agreement to the Capital Contribution of either a Partner or any assignee of a Partner includes any Capital Contribution previously made by any prior Partner to whose Partnership Interest the then existing Partner or assignee succeeded.

           "Code" means the Internal Revenue Code of 1986, as it may be amended, or any subsequent federal law concerning income tax as enacted in substitution for, or that corresponds with, such Code.

           "Consent" means the consent of a Person, given as provided in
Section 11.01, to do the act or thing for which the consent is solicited, or the act of granting such consent, as the context may require. Reference to the Consent of a majority or specified percentage in interest of a specific type of Partner means the Consent of Partners of that type whose aggregate Partnership Percentage Interests represent over fifty percent (50%) or at least such specified percentage, as the case may be, of the Partnership Percentage Interests of all of that type of Partner.

           "General Partner" means a Person designated in this Agreement as a general partner of the Partnership, and any Person who becomes a general partner of the Partnership under this Agreement, in that Person's capacity as a general partner of the Partnership. If at any time the Partnership has more than one general partner, "General Partner" will mean those general partners collectively.

           "Incapacity" means, as to any Person, the adjudication of bankruptcy, incompetence, or insanity, or the death, dissolution, or termination (other than by merger or consolidation), as the case may be, of such Person.

           "Limited Partner" means a Person designated in this Agreement as a limited partner of the Partnership and any Person who becomes a limited partner of the Partnership, pursuant to this Agreement, in the Person's capacity as a limited partner of the Partnership.

           "General Partner" means the General Partner designated in this Agreement as the managing general partner of the Partnership and any Person who becomes a managing general partner of the Partnership pursuant to this Agreement, in that Person's capacity as a managing general partner of the Partnership. For purposes of this Agreement, acts of an employee (in that capacity) of any General Partner will be attributed to that General Partner.

           "Notification" means a writing, containing the information required by this Agreement to be communicated to any Person, sent as provided in Section 14.01.

           "Partners" means the General Partners and the Limited Partners.

           "Partnership Interest" includes only a Partner's Capital Contribution and the Partner's right to receive its share of the Profits and Losses, distributions, and liquidation proceeds of the Partnership, all in accordance with the terms of this Agreement and excludes Partnership Rights.

           "Partnership Percentage Interest" means with respect to a Partner, the Partner's percentage interest in the Partnership's allocations of Profits and Losses, and cash and in-kind distributions as provided in this Agreement and as set forth beside its name in Schedule "A."

           "Partnership Rights" excludes the Partnership Interest of a Partner, but includes, in addition to other rights provided in this Agreement, the rights provided to it by the Act.

           "Person" means a natural person, corporation, trust, partnership, joint venture, association, limited liability company, or other business or other legal entity.

           "Profits and Losses" means the taxable income or loss of the Partnership, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments: (1) any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses hereunder shall be added to such taxable income or loss; and (2) any expenditures of the Partnership described in Code
Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Sections 1.704-1(b)(2)(iv), and not otherwise taken into account in computing Profits or Losses hereunder, shall be subtracted from such taxable income or loss.

           "Pro Rata" means in the proportion that the item being measured for each Partner bears to the total of all such items for all Partners for whom a contribution, distribution, or allocation is due or being made, shared, or determined.

           "Simple Majority in Interest" means, Partners of the specified type possessing Partnership Percentage Interests constituting at least more than fifty percent (50%) of the Partnership Percentage Interests of all of that type of Partner. Assignees who are not Substituted Partners of the specified type shall not be treated as Partners of the specified type for purposes of this definition.

           "Substituted Partner" means any Person admitted to the Partnership as a Partner of the type specified pursuant to the provisions of Section 8.03.

           "Treasury Regulations" means the regulations of the United States Treasury Department, as amended, and any successor provision thereto.

                                  ARTICLE TWO:

                    PURPOSE AND BUSINESS OF THE PARTNERSHIP

    2.01. PURPOSE OF THE PARTNERSHIP. The purpose and business of the Partnership are to invest in assets of various kinds and types for profit, and to engage in any other lawful activity for profit.

    2.02. AUTHORITY OF THE PARTNERSHIP. To carry out its purposes, the Partnership, consistent with and subject to the provisions of this Agreement and all applicable laws, is empowered and authorized to do any and all acts and things incidental to, or necessary, appropriate, proper, advisable, or convenient for, the furtherance and accomplishment of its purposes and the protection and benefit of the Partnership, including, without limitation:

           (a) developing, constructing, operating, maintaining, improving, buying, owning, selling, conveying, assigning, exchanging, mortgaging, or leasing any real estate or personal property (including securities) necessary, convenient, or incidental to the accomplishment of the purpose of the Partnership, including life insurance products and interests in other business entities, whether in corporate, partnership, joint venture, or other forms;

           (b) entering into any kind of activity, and performing and carrying out contracts of any kind, in connection with, or necessary or incidental to, the accomplishment of the purpose of the Partnership;

           (c) acquiring any real or personal property, in fee or under lease, or any right therein or appurtenant thereto, that is necessary, convenient, or incidental to the accomplishment of the purpose of the Partnership;

           (d) borrowing money and issuing evidences of indebtedness in furtherance of the Partnership business and securing any Partnership indebtedness by mortgage, pledge, security interest, or other lien;

           (e) negotiating and concluding agreements for the sale, lease, exchange, or other disposition of all or any part of the property of the Partnership, or for the refinancing of any mortgage loan on the property of the Partnership, in accordance with the terms of this Agreement; and

           (f) participating in any public or private offering of any stock owned by the Partnership.

    2.03. REASONS FOR FORMATION. The Partnership is formed for the purpose set forth in Section 2.01 and also to accomplish the following:

           (a) Put a group of assets into a form of ownership that is easier to transfer (to facilitate annual and other gift giving programs), subject to the transfer restrictions described herein;

           (b) Centralize management and to have the benefit of third party management over the Partnership's assets;

           (c) Provide protection to Partnership assets from claims of future creditors of the Limited Partners and to limit the Limited Partners' liabilities for Partnership debts;

           (d) Provide unified control (through the General Partner) over distributions of cash derived from earnings on the Partnership's assets;

           (e) Provide flexibility in business planning not available through trusts, corporations, or other business entities; and

           (f) Conduct investment and business activities in an entity that is not itself subject to federal or state income taxes.

                                 ARTICLE THREE:

                          PARTNERS, CAPITAL, DEFAULTS

    3.01. PARTNERSHIP STRUCTURE. Each Partner owns the Partnership Percentage Interest that is stated in Schedule "A" attached hereto. The General Partner promptly shall amend Schedule "A" whenever necessary to reflect changes in a Partner's Partnership Percentage Interest resulting from either an assignment or the operation of other provisions of this Agreement.

    3.02.  CAPITAL CONTRIBUTIONS.

           (a) The capital of the Partnership initially consists of the Partners' Capital Contributions, the amounts of which are listed on Schedule "A." Upon the execution of this Agreement, the Partners each shall make the Capital Contributions listed on Schedule "A" to the Partnership.

           (b) A Partner may not be assessed for additional Capital Contributions other than its Capital Contributions made pursuant to Section 3.02(a) unless approved by the General Partner and the Partner who will make the additional Capital Contribution. Additional Capital Contributions are required to be solicited on a Pro Rata basis by the General Partner from each Partner according to its Partnership Percentage Interest, but no Partner is required to make additional Capital Contributions, except as otherwise provided in this
Section 3.02(b).  Additional Capital Contributions made pursuant to this
Section 3.02(b) are to be made at the time and in the manner agreed to by the General Partner and the Partners making the additional Capital Contributions.

    3.03. ADJUSTMENTS TO PARTNERSHIP PERCENTAGE INTERESTS. If the General Partner determines that a non-Pro Rata Capital Contribution has been made by a Partner to the Partnership or a non-Pro Rata distribution has been made by the Partnership to a Partner, then the General Partner will redetermine each Partner's Partnership Percentage Interest. The General Partner will redetermine each Partner's Partnership Percentage Interest by comparing the balance in each Partner's Capital Account to the aggregate balances of all the Partners' Capital Accounts. The quotient, stated as a percentage of a Partner's Capital Account balance divided by the aggregate Capital Account balances of all the Partners, will be the Partner's new Partnership Percentage Interest. Solely for the purpose of determining the Partners' new Partnership Percentage Interests, the General Partner will adjust each Partner's Capital Account balance prior to the non-Pro Rata Capital Contribution or distribution to take into account the fair market value rather than the adjusted basis of the assets of the Partnership. The Capital Account balance of each Partner, adjusted to take into account the fair market value of the Partnership's assets and the disproportionate Capital Contribution or distribution, then will be compared to the aggregate Capital Account balances of the Partners in order to determine the new Partnership Percentage Interests of the Partners. The General Partner then promptly shall amend Schedule "A" to reflect the new Partnership Percentage Interests of the Partners. The new Partnership Percentage Interests of the Partners will become effective as of the date of the disproportionate Capital Contribution or distribution. For purposes of this Section 3.03, the General Partner shall use its best judgment in determining the fair market value of the Partnership's assets and no professional appraisal of the value of the assets will be required.

    3.04. RETURN OF CAPITAL CONTRIBUTION. A Partner shall not receive from the Partnership or out of Partnership property, and the Partnership shall not return to a Partner, any part of that Partner's Capital Contribution, except
(i) to the extent that a distribution is determined to be a return of a Partner's Capital Contribution, or (ii) pursuant to the dissolution, winding up, and termination of the Partnership, and then in each case only if (1) all liabilities of the Partnership, except liabilities to the Partners on account of their Capital Contributions or any Partner loans to the Partnership, have been paid or there remains property of the Partnership sufficient to pay them, and (2) the Partnership's Certificate of Limited Partnership is cancelled or amended, if necessary, to reflect the withdrawal and reduction. Under circumstances requiring or permitting a return of its Capital Contribution, a Partner may demand and receive only cash in return for its Capital Contribution, unless the General Partner decides to distribute Partnership property in kind to the Partners. Each Partner, by signing this Agreement, a counterpart of it, or an instrument provided by the General Partner that is intended to comply with Section 8.03(b), consents to all distributions of cash, property, and capital authorized by this Agreement and releases all other Partners from all liability to both it and the Partnership for all capital distributions made in accordance with this Agreement.

    3.05. OUT-OF-POCKET EXPENSES. The General Partner is to be reimbursed by the Partnership for out-of-pocket expenses incurred in its capacity as General Partner. Prior to reimbursement, however, those expenditures will not constitute a Capital Contribution or a loan and will not bear interest. The General Partner shall attempt to avoid these out-of-pocket expenses, where practical, by using Partnership funds to pay for all Partnership expenses.

    3.06.  LOANS BY PARTNERS; NO INTEREST ON CAPITAL.

           (a) The General Partner, in its sole discretion, may borrow money on behalf of the Partnership from any Partner in such amounts and for such purposes as it considers necessary, convenient, or incidental to the accomplishment of the purposes of the Partnership and the Partners may, but shall not be required to, lend such money to the Partnership. Each loan to the Partnership by a Partner (excluding reimbursable expenses) is (i) to be evidenced by a promissory note or similar instrument of the Partnership; (ii) to be on terms that the General Partner reasonably believes are no less favorable to the Partnership than those that would be available from an independent creditor; and (iii) to provide that the Partnership may prepay the loan as a whole or in part, at any time and from time to time, without premium or penalty. Subject to the limitations imposed by the preceding sentence, the loan may be secured by a lien on Partnership property, may bear interest at a rate determined by agreement between the lending Partner and the General Partner, and may be subject to such other terms and conditions as are agreed to by the lending Partner and the General Partner.

           (b) No interest is to be paid on Capital Contributions or on balances in Capital Accounts.

    3.07.  CAPITAL ACCOUNTS.

           (a) A separate Capital Account shall be maintained for each Partner in accordance with the following provisions:

                  (1) To each Partner's Capital Account there shall be credited such Partner's Capital Contributions, such Partner's distributive share of Profits, and any items thereof that are specially allocated pursuant to Article Four, and the amount of any Partnership liabilities that are assumed by such Partner or that are secured by any Partnership property distributed to such Partner.

                  (2) To each Partner's Capital Account there shall be debited the amount of cash and the fair market value of any Partnership property distributed to such Partner pursuant to any provisions of this Agreement, such Partner's distributive share of Losses, and any items in the nature of expenses or losses that are specially allocated pursuant to Article Four, and the amount of any liabilities of such Partner that are assumed by the Partnership or that are secured by any property contributed by such Partner to the Partnership.

           (b) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event the General Partner shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Treasury Regulations, the General Partner may make such modification. The General Partner shall adjust the amounts debited or credited to Capital Accounts with respect to (i) any property contributed to the Partnership or distributed to a Partner, and (ii) any liabilities that are secured by such contributed or distributed property or that are assumed by the Partnership or a Partner, in the event the General Partner determines that such adjustments are necessary or appropriate pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv). The General Partner also shall make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations
Section 1.704-1(b).

    3.08. LIABILITY OF PARTNERS.

           (a) Subject to Section 3.08(b), no Limited Partner shall have any personal liability whatsoever in its capacity as a Limited Partner, whether to the Partnership, to any of the Partners, or to the creditors of the Partnership, for the debts, liabilities, contracts, or any other obligations of the Partnership, or for any losses of the Partnership.

           (b) In accordance with the law of the State of Nevada, a limited partner of a partnership may, under certain circumstances, be required to return to the partnership, for the benefit of partnership creditors, amounts, with interest thereon, previously distributed to such partner as a return of capital. It is the intent of the General Partner that no distribution to any Limited Partner pursuant to Section 5.01 (except as provided in Section 3.07) shall be deemed a return or withdrawal of capital, and that no Limited Partner shall be obligated to pay any such amount to or for the account of the Partnership or any creditor of the Partnership. Notwithstanding the provisions of this Agreement, if any court of competent jurisdiction holds that any Limited Partner is obligated to make any such payment, such obligation shall be the obligation of such Limited Partner and not of the General Partners.

           (c) The General Partner shall not have any personal liability to any Limited Partner for the repayment of any amounts outstanding in the Capital Account of a Limited Partner, including, but not limited to, Capital Contributions. Any such payment shall be solely from the assets of the Partnership. The General Partner shall not be liable to any Partner by reason of any change in the federal income tax laws as they apply to the Partnership and the Partners, whether such change occurs through legislative, judicial, or administrative action, so long as the General Partner has acted in good faith and in a manner reasonably believed to be in the best interests of the Partners.

    3.09  TAX ALLOCATIONS.

           (a) Except as otherwise provided in this Agreement, for Federal income tax purposes, all items of Partnership income, gain, loss, deduction, basis, amount realized, and credit (and the character and source of such items) shall be allocated among the Partners in the same manner as the corresponding items of income, gain, loss, deduction, or credit are allocated to Capital Accounts pursuant to Section 3.07 and Article Four, and the Partnership shall maintain such books, records, and accounts as are necessary to make such allocations.

           (b) The General Partner is authorized to make, for Federal income tax purposes, allocations of income, gain, loss, or deduction or adopt conventions as are necessary or appropriate to comply with the relevant Treasury Regulations or Internal Revenue Service pronouncements under Code
Section 704(c).

           (c) If any of a Partner's Partnership Interest is transferred, redeemed, increased, or decreased during a taxable year of the Partnership for any reason, the Partner's respective distributive shares of items for such year shall be determined on a daily Pro Rata basis.

           (d) The allocations provided in this Section 3.09 are for Federal income tax purposes only and shall in no way affect the allocations otherwise provided for in this Agreement. The allocations provided in this Section 3.09 are intended to comply with Treasury Regulations Section 1.704-1(b) and with the principles of Code Section 704(c). The General Partner may amend the provision of this Section 3.09 to conform with any amendments to such Regulations or with any Regulations promulgated under Code Section 704(c), without the consent of any Limited Partner, provided that such amendments shall not have a material adverse effect on the amounts distributable to any Partner pursuant to Article Five or upon dissolution of the Partnership.

                                 ARTICLE FOUR:

                               PROFITS AND LOSSES

    4.01. DETERMINATION OF PROFITS AND LOSSES. Profits and Losses of the Partnership shall be determined for each fiscal year of the Partnership in accordance with the method of income tax accounting adopted by the General Partner for the Partnership consistently applied and shall be allocated among the Partners in the manner provided for in this Article Four.

    4.02. ALLOCATION OF LOSSES. The Partnership's Losses, if any, arising in a fiscal year shall be allocated among the Partners as follows:

           (a)    First:   To the extent of the aggregate positive Capital
Account balances of the Partners as of the end of the fiscal year, Pro Rata to the Partners in accordance with their Partnership Percentage Interests, taking into account any changes therein during the fiscal year; and then

           (b)    Second:  To the General Partners.

    4.03. ALLOCATION OF PROFITS. Profits arising in a fiscal year shall be allocated among the Partners as follows:

           (a)    First:   To the General Partners until Profits allocated to
the General Partners during the existence of the Partnership pursuant to this Section 4.03(a) equal Losses allocated to the General Partners during the existence of the Partnership pursuant to Section 4.02(b); and then

           (b) Second: To the Partners Pro Rata in accordance with their respective Partnership Percentage Interests during the fiscal year.

    4.04. QUALIFIED INCOME OFFSET. Notwithstanding any other provision of this Agreement, to the extent that a "qualified income offset," as defined in Treasury Regulations Section 1.704-1(b) is required to be made pursuant to that regulation section, such offset shall be made in the manner and to the extent required under that regulation section.

    4.05.  Allocations in Event of Assignment; Prorations.

           (a) Subject in all cases to applicable law, if there is an assignment of all or any part of a Partner's Partnership Interest, for purposes of allocations of Profits and Losses and distributions of cash and property, the effective date of the assignment as to the Partnership will be: (i) in the case of a voluntary assignment under Article Eight, but not earlier than the date the General Partner receives Notification of the assignment; or (ii) in the case of an involuntary assignment, the date of the operative event.

           (b) In the event of the admission of a new Partner, the termination of a Partner's interest in the Partnership, or a change in a Partner's Partnership Interest, at any time other than the end of a Partnership fiscal year, the new Partner's or remaining Partners' share of the Partnership's Profits and Losses shall be allocated between the new Partner and the other Partners, or the remaining Partners, as the case may be, in the same ratio as the number of days in such fiscal year before and after the date of such admission, termination, or change; provided, however, that if there has been a sale or other disposition (including in-kind distributions to Partners) of the assets of the Partnership (or any part thereof) during such year, then the Partnership shall treat the periods before and after the date of such admission, termination, or change as separate years for the purpose of allocating the Profits and Losses (including the Profits and Losses deemed to be realized upon the distribution of securities in kind to Partners) associated with such events and shall allocate such items accordingly. Notwithstanding the foregoing, the Partnership's "allocable cash basis items," as that term is used in Code Section 706(d)(2)(B), shall be allocated as required by Code
Section 706(d)(2) and the Treasury Regulations promulgated thereunder.


                                 ARTICLE FIVE:

                               CASH DISTRIBUTIONS

    5.01. CASH DISTRIBUTIONS. With respect to any taxable period of the Partnership, within thirty (30) days after the Partnership files its federal U.S. Partnership Return of Income, Form 1065, the General Partner shall distribute cash to the Partners Pro Rata in accordance with their respective Partnership Percentage Interests in an amount equal to the maximum federal individual income tax rate in effect for such period multiplied by the Partnership's taxable income allocated to the Partners for such taxable period. The General Partner's obligation to distribute cash in such amount shall be subject to the payment of all expenses then due; the creation of a reasonable reserve for expenses; and the General Partner's determination that such cash is not expected to be used in the operation of the Partnership. Notwithstanding the foregoing, the General Partner shall not be obligated to liquidate any fixed assets to generate cash to distribute, nor shall the General Partner be obligated to make any cash distributions before January 2001. The General Partner may make such other Pro Rata cash distributions to the Partners that it shall choose to make. Other than cash distributions described in this Article Five, the General Partner shall not distribute property of the Partnership without the Consent of all of the Limited Partners.

    5.02. LIMITATION ON DISTRIBUTIONS TO PARTNERS. Notwithstanding any other provision of this Agreement, the General Partner shall not pay to any Partner any distribution unless, after the distribution is made, the fair value of the Partnership's assets exceeds its total liabilities, excluding liabilities to the Partners on account of their loans to the Partnership and Capital Contributions.

                                  ARTICLE SIX:

                                   MANAGEMENT


    6.01. MANAGEMENT POWER OF GENERAL PARTNER. Subject to the terms hereof, the General Partner will have full, exclusive, and complete discretion in the management and control of the affairs of the Partnership; shall make all decisions affecting Partnership affairs; shall have control over and exercise on behalf of the Partnership any voting rights with respect to any securities owned by the Partnership; and will have all of the rights, powers, and obligations of a general partner of a limited partnership under the Act and otherwise as provided by law. Except as otherwise provided in this Agreement, the General Partner is hereby granted the right, power, and authority to do on behalf of the Partnership all things that, in its sole judgment, are necessary or appropriate to manage the Partnership's affairs and fulfill the purposes of the Partnership, including, by way of illustration and not by way of limitation, the power and authority from time to time to do the following:

           (a)    To incur all expenditures permitted by this Agreement;

           (b) To establish and maintain one or more bank accounts for the Partnership in such bank or banks as the General Partner may, from time to time, designate as depositories of the funds of the Partnership;

           (c) To the extent that funds of the Partnership are available, to pay all expenses, debts, and obligations of the Partnership;

           (d) To the extent that funds of the Partnership are available, to make distributions periodically to the Partners in accordance with the provisions of Article Five;

           (e) To establish and maintain the books and records of the Partnership in accordance with Article Thirteen;

           (f) To borrow money (including from Partners or their affiliates) and issue evidences of indebtedness and to secure any Partnership indebtedness by mortgage, pledge, security interest, or other lien;

           (g) To perform all normal business functions, and otherwise operate and manage the business and affairs of the Partnership, in accordance with and as limited by this Agreement, in particular as described in Section 2.02;

           (h) To invest in assets, securities, or interests in securities of any nature, including (without limit) commodities, options, futures, precious metals, currencies, and life insurance products, and in domestic and foreign markets or investment funds (such as, but not limited to, mutual funds);

           (i) To trade on credit or margin accounts (whether secured or unsecured), and to pledge Partnership assets for that purpose;

           (j) To deposit Partnership assets, securities, or interests in securities of any nature with brokers to be held in "street" names;

           (k) To hire and discharge employees, fix their compensation, and define their duties;

           (l) To participate in any public or private offering of any stock owned by the Partnership.


    6.02.  RESTRICTIONS ON THE AUTHORITY OF THE GENERAL PARTNER.

           (a) Without the written Consent or ratification of all of the Limited Partners, the General Partner will not have the authority to:

                  (1)  Do any act in contravention of this Agreement;

                  (2 Do any act that would make it impossible to carry on the ordinary business of the Partnership;

                  (3)  Confess a judgment against the Partnership;

                  (4) Possess Partnership property or assign its rights in specific Partnership property for other than a Partnership purpose;

                  (5) Admit a person as a Partner (whether as a General Partner or Limited Partner), except as provided in this Agreement; or

                  (6) Continue the business with Partnership property on the General Partner's removal or Incapacity, except as provided in this Agreement.

           (b) In the event that the written Consent or ratification of all the Limited Partners is obtained under this Section 6.02, the General Partner agrees promptly to amend the Certificate of Limited Partnership of the Partnership and the Agreement to the extent necessary to reflect such actions.

           (c) Subject to Section 9.01, without the Consent of all of the Limited Partners the General Partner will not have the authority to elect to dissolve the Partnership.

    6.03.  DUTIES AND OBLIGATIONS OF THE GENERAL PARTNER.

           (a) The General Partner shall take all action that may be necessary or appropriate for the continuation of the Partnership's valid existence as a limited partnership under the laws of the State of Nevada and of each other jurisdiction in which its existence is necessary to protect the limited liability of the Limited Partners or to enable the Partnership to conduct the business in which it is engaged.

           (b) The General Partner shall devote to the Partnership such time as it shall deem to be necessary to conduct the Partnership's business and affairs in an appropriate manner.

           (c) The General Partner will be under a fiduciary duty and obligation to conduct the affairs of the Partnership in the best interest of the Partnership, including the safekeeping and use of all Partnership funds and assets (whether or not in the immediate possession or control of the General Partner) and the use thereof for the benefit of the Partnership. The General Partner will be entitled to cause the Partnership to enter into transactions with affiliates of the General Partner or that benefit affiliates of the General Partner, so long as those transactions are entered into principally for the benefit of the Partnership in the ordinary course of Partnership business.

           (d) The General Partner will at all times conduct its affairs and the affairs of the Partnership in such a manner that neither the Partnership nor any Limited Partner will have any personal liability with respect to any Partnership indebtedness. The General Partner shall use its best efforts in the conduct of the Partnership's business to put all Persons with whom the Partnership does business or in whom the Partnership invests on notice that the Limited Partners are not liable for Partnership obligations, and all agreements to which the Partnership is a party will include a statement to the effect that the Partnership is a limited partnership organized under the Act; but the General Partner will not be liable to the Limited Partners for any failure to give such notice to those Persons or for the failure of any such agreement to contain that statement.

           (e) The General Partner shall prepare or cause to be prepared and shall file on or before the due date (or any extension thereof) any federal, state, or local tax returns required to be filed by the Partnership. The General Partner shall cause the Partnership to pay any taxes payable by the Partnership (it being understood that the expenses of preparation and filing of such returns, and the amounts of such taxes, are expenses of the Partnership and not of the General Partner); provided, however, that the General Partner will not be required to cause the Partnership to pay any tax so long as the General Partner or the Partnership is in good faith and by appropriate legal proceeding contesting the validity, applicability, or amount thereof and such contest does not materially endanger any right or interest of the Partnership.

    6.04. OTHER BUSINESSES OF PARTNERS. Subject to Section 6.02(a), any Partner, any entity in which a Partner owns an ownership interest of any kind (including, but not limited to, a corporation, partnership of any kind, limited liability company, joint venture, joint or combined ownership of any kind, or trust), and any affiliate of any Partner may engage in or possess any interest in other business ventures of any kind, nature, or description, independently or with others, whether those ventures are competitive with the Partnership or otherwise. Neither the Partnership nor any Partners will have any rights or obligations by virtue of this Agreement or the Partnership relationship created hereby in or to those independent ventures or the income, profits, or losses derived therefrom, and the pursuit of such ventures, even if competitive with the business of the Partnership, will not be deemed wrongful or improper.

    6.05.  REIMBURSEMENT AND COMPENSATION.

           (a) The General Partner will be entitled to receive reimbursement out of available Partnership funds of all amounts expended by the General Partner on behalf of the Partnership in connection with the organization of the Partnership, including but not limited to amounts expended for accounting, legal, and clerical expenses, and filing fees of any kind and mailing and courier expenses.

           (b) Subject to the consent of a Simple Majority in Interest of the Limited Partners, the General Partner may receive reasonable compensation from the Partnership for its services to the Partnership.

    6.06. INDEMNIFICATION OF THE GENERAL PARTNER BY THE PARTNERSHIP. Neither the General Partner nor any of its affiliates will be liable, responsible, or accountable in damages or otherwise to the Partnership or any Limited Partner for any loss or damage incurred by reason of any act or omission performed or omitted by the General Partner or its affiliates in good faith and in a manner reasonably believed by them to be in the best interests of the Partnership.
The Partnership shall indemnify and hold harmless the General Partner and any of its affiliates who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (including any action by or in the right of the Partnership), by reason of any acts or omissions or alleged acts or omissions arising out of such Person's activity as the General Partner or as an affiliate of the General Partner, if those activities were performed in good faith and in a manner reasonably believed by that Person to be in the best interests of the Partnership, against losses, damages, or expenses for which that Person has not otherwise been reimbursed (including attorneys' fees, judgments, fines, and amounts paid in settlement) actually incurred by that Person in connection with that action, suit, or proceeding, provided that the satisfaction of any indemnification and any holding harmless will be from and limited to Partnership assets and no Limited Partner will have any personal liability on account thereof.

    6.07.  OBLIGATIONS OF LIMITED PARTNERS.  A Limited Partner will take no part in the management or control of the Partnership's business, but may exercise the rights and powers of a Limited Partner under this Agreement. A Limited Partner will have no power to represent, act for, sign for, or bind the General Partner or the Partnership. All Limited Partners hereby Consent to the exercise by the General Partner of the powers conferred on it by law and this Agreement.


                                 ARTICLE SEVEN:

                 TRANSFERABILITY OF GENERAL PARTNER'S INTEREST


    7.01. WITHDRAWAL BY GENERAL PARTNER. Subject to Section 7.03, the General Partner may withdraw from the Partnership, but only upon compliance with all of the following procedures:

           (a) The General Partner shall, at least sixty (60) days prior to such withdrawal, give Notification to all Partners that it proposes to withdraw and that there be substituted in its place a Person designated and described in such Notification.

           (b) Enclosed with the Notification shall be a certificate, duly executed by or on behalf of such proposed successor General Partner, to the effect that:

                  (1) It is experienced in performing (or employs sufficient personnel who are experienced in performing) functions that the General Partner is required to perform under this Agreement;

                  (2) It has the requisite financial wherewithal to satisfy its obligations under this Agreement; and

                  (3) It is willing to become the General Partner under this Agreement and will assume all duties and responsibilities thereunder, without receiving any compensation for services from the Partnership in excess of that payable under this Agreement to the withdrawing General Partner and without receiving any participation in the withdrawing General Partner's General Partnership Interest other than that agreed upon by the withdrawing General Partner and the successor General Partner.

           (c) Consents have been obtained from a Simple Majority in Interest of the Limited Partners to the appointment of any successor General Partner pursuant to this Section 7.01.

           (d) The withdrawing General Partner shall cooperate fully with the successor General Partner so that the responsibilities of the withdrawing General Partner may be transferred to the successor General Partner with as little disruption of the Partnership's business and affairs as practicable.

    7.02.  INCAPACITY OF GENERAL PARTNER.

           (a) In the event of the Incapacity of the General Partner, the Partnership will be dissolved, and must be liquidated and terminated, unless the Partnership is reconstituted in accordance with this Section 7.02.

           (b) Upon the Incapacity of the General Partner, (1) the Incapacitated General Partner immediately will cease to be a General Partner and to have any Partnership Rights provided by this Agreement, and (2) the General Partnership Interest of the Incapacitated General Partner, including all obligations attendant to it, automatically will become a Limited Partnership Interest, without any Partnership Rights provided by this Agreement.

           (c) If dissolution of the Partnership results from the Incapacity of the General Partner and if a successor General Partner has been selected pursuant to Section 7.04 below, the Partnership automatically will be reconstituted as a successor limited partnership and will continue the business of the Partnership with the Partnership property, and the successor General Partner designated pursuant to Section 7.04 will be admitted as the General Partner, provided the terms and conditions of Section 7.05(a) are satisfied. The successor limited partnership will be deemed to have acquired the assets and liabilities of the Partnership by contribution from the Partners in accordance with their Partnership Percentage Interests. The successor limited partnership will be governed by the terms and provisions of this Agreement.

    7.03.  REMOVAL OF GENERAL PARTNER.

           (a) (1) The General Partner may be removed at the election of a Simple Majority in Interest of the Limited Partners for one of the following causes:

                         (A)   A final judicial determination that the General
Partner (or any of the General Partner's employees) (i) was grossly negligent in performing its obligations under this Agreement; (ii) committed a felony involving moral turpitude in connection with the management of the Partnership or its business; (iii) committed a fraud on the Partners or the Partnership; or
(iv) breached a material fiduciary obligation to either the Partnership or the Partners under this Agreement or a material undertaking by it in this Agreement.

                         (B)   The withdrawal of the General Partner without
providing a successor General Partner that is approved in the manner required by Section 7.01(c).

                  (2) Unless the appropriate election is made under Section 7.03(a)(3), a removal pursuant to this Section 7.03(a) will be treated as the Incapacity of the General Partner and will be subject to the provisions of
Section 7.02.

                  (3)    If the General Partner is removed for cause under
Section 7.03(a)(1), the Partnership shall have the option for thirty (30) days, beginning on the day after the day of the removal of the General Partner, to purchase the Partnership Interest of the General Partner by agreeing to pay to the General Partner an amount equal to one hundred percent (100%) of the sum of
(A) the outstanding principal balance of any loans made by the General Partner to the Partnership with interest accrued thereon and unpaid, plus (B) the lower of (i) the balance in the General Partner's Capital Account, or (ii) the value of the General Partner's Partnership Interest determined under Section 7.03(b). In order to exercise the option to purchase the General Partner's Partnership Interest, the approval of a Simple Majority in Interest of the Limited Partners shall be required.

                  (4) The Partnership shall exercise the option provided for in Section 7.03(a)(3) by providing notice of such election to the General Partner by no later than the end of the option period. If an option is exercised under Section 7.03(a)(3), then the Partnership shall make payment in cash to the General Partner in an amount equal to the value of the General Partner's Partnership Interest by no later than thirty (30) days after the date that the value of the General Partner's Partnership Interest is determined under Section 7.03(b).

           (b) The value of the General Partner's Partnership Interest for purposes of Section 7.03(a) shall be the value of such Partnership Interest that is determined by agreement of all the Partners. If any disagreement exists among the Partners as to the value of the Partnership Interest, then the Partners shall select two independent appraisers (or a different number of appraisers, if agreed to by all the Partners) to determine the fair market value of the Partnership Interest. The value agreed upon by those appraisers shall be the fair market value of that Interest. If those two appraisers do not agree upon a value, they shall select a third independent appraiser, and the value agreed upon by a majority of the three appraisers shall be the fair market value of the Interest. An appraisal made pursuant to the provisions of this Section 7.03(b) shall be binding on both the Partnership and the General Partner. The cost of the appraisals shall be the responsibility of and shall be paid by the Partnership. The application of this valuation procedure can be waived by the approval of a Simple Majority in Interest of the Limited Partners.

    7.04. REPLACEMENT OF GENERAL PARTNER. Upon the removal of the General Partner in accordance with Section 7.03 or upon the occurrence of circumstances causing the Partnership to lack a General

Partner, the Partnership will be dissolved and must be liquidated unless Limited Partners constituting a Simple Majority in Interest elect within sixty
(60) days after the occurrence of the vacancy to select a successor General Partner, to reconstitute the Partnership in accordance with Section 7.02 and to continue the business of the Partnership with its property. If Limited Partners constituting at least a Simple Majority in Interest fail timely to make the elections described in the preceding sentence, such Limited Partners shall be deemed to have made the elections described in the preceding sentence and to have selected William D. Griffin, or such other Person as he shall designate from time to time, as the successor General Partner.

    7.05.  ADMISSION OF A SUCCESSOR GENERAL PARTNER.

           (a) The admission of any successor General Partner pursuant to this Article Seven shall be effective only if and after the following conditions are satisfied:

                  (1) The Person has accepted and assumed in writing all the terms and provisions of this Agreement;

                  (2) If the Person is not a natural person, it has provided counsel for the Partnership with a certified copy of a resolution of its Board of Directors or other authorizing action taken under its controlling documents or agreements, authorizing it to become the General Partner under the terms and conditions of this Agreement;

                  (3) The Person has executed and delivered to the General Partner a counterpart of this Agreement as then in effect, an Amended Certificate of Limited Partnership, and such other documents or instruments as may be required or appropriate to effect the admission of that person as the General Partner; and

                  (4) The Limited Partners have given their approval, if required, under this Article Seven.

           (b) Notwithstanding anything to the contrary in this Article Seven, a General Partnership Interest shall at all times be subject to the restrictions on transfer set forth in Section 8.01.

    7.06. LIABILITY OF WITHDRAWING GENERAL PARTNER. A General Partner who withdraws from the Partnership, or who sells, transfers, or assigns its General Partnership Interest, or who ceases to be the General Partner because of its Incapacity shall remain liable for obligations and liabilities incurred by it as General Partner prior to the time such withdrawal, sale, transfer, assignment, or Incapacity becomes effective or occurs and shall repay to the Partnership any portion or all of any negative amount of its Capital Account, but it shall be free of any obligation or liability incurred on account of the activities of the Partnership from and after the time such withdrawal, sale, transfer, or assignment becomes effective.

    7.07. CONSENT OF LIMITED PARTNERS TO ADMISSION OF SUCCESSOR GENERAL PARTNERS. Each Limited Partner hereby Consents pursuant to Section 7.01 to the admission of any Person as a successor General Partner meeting the requirements of Section 7.01 to whose admission as such Limited Partners constituting a Simple Majority in Interest have expressly Consented, and no further expressed Consent or approval shall be required.

                                 ARTICLE EIGHT:

                   TRANSFERABILITY OF A PARTNERSHIP INTEREST

    8.01.  RESTRICTIONS ON TRANSFERS OF INTEREST.

           (a) Notwithstanding any other provisions of this Article Eight, no sale, exchange, transfer, or assignment (collectively "Transfer") of a Partnership Interest (General or Limited) may be made unless in the opinion of responsible counsel (who may be counsel for the Partnership), satisfactory in form and substance to the General Partner and counsel for the Partnership (which opinion may be waived, in whole or in part, at the sole discretion of the General Partner):

                  (1) Such Transfer, when added to the total of all other Transfers of Partnership Interests within the preceding twelve (12) months, would not result in the Partnership being considered to have terminated within the meaning of Section 708 of the Code;

                  (2) Such Transfer would not violate any federal securities laws or any state securities or "Blue Sky" laws (including any investor suitability standards) applicable to the Partnership or the Partnership Interest to be Transferred;

                  (3) Such Transfer would not cause the Partnership to lose its status as a partnership for federal income tax purposes; and

                  (4) Any required opinion of counsel is delivered in writing to the Partnership prior to the date of the Transfer.

           (b) In no event shall all or any part of a Partnership Interest be Transferred to a minor or an incompetent, except in trust for the benefit of such minor or incompetent, by will or intestate succession, or to a custodian under an applicable Uniform Transfers to Minors Act or other statute of similar purpose and effect.

           (c) A Partner ("Selling Partner") may Transfer all or any part of its Partnership Interest (the "Subject Interest") only with the Consent of the General Partner and Limited Partners constituting a Simple Majority in Interest, and only to:

                  (1)    A Partner;

                  (2)    A lineal descendent of a Partner;

                  (3) The spouse of a Person described in Section 8.01(c)(1) or (2);

                  (4) A trust created primarily for the benefit of a Person described in Section 8.01(c)(1), (2), or (3), which type of trust shall include, but not be limited to, a grantor retained annuity trust (or any other trust that is defined in Code Sections 671 through 679) created by a Person described in Section 8.01(c)(1), (2), or (3) in which such Person retains an interest;

                  (5) A corporation more than fifty percent (50%) of the stock in which, or a partnership in which more than fifty percent (50%) of the interests in each class of that partnership's profits, losses, and capital, are owned directly by a Person described in Section 8.01(c)(1), (2), (3), or (4) (Transfers to such a corporation or partnership also shall be subject to the execution by such Person of an agreement, in a form satisfactory to the General Partner, not to transfer any of such Person's interests in such corporation or partnership to reduce his ownership interests below more than fifty percent (50%) and to disclose these restrictions on any evidences of ownership of such corporation or partnership interests (such as stock or partnership certificates). Any transfer of an interest in such a corporation or partnership in violation of this provision or said agreement shall cause the Subject Interest to cease to be a Partnership Interest, and become an assignee of a limited partnership interest under the Act.); or

                  (6) Any other Person, but only after complying with the provisions set forth below. Notwithstanding any other provision of this
Section 8.01(c)(6), the Selling Partner shall not Transfer any of the Subject Interest to any Person to whom the Selling Partner is required to offer such Subject Interest pursuant to this Section 8.01(c)(6) unless such Persons, in the aggregate, agree to purchase the entire Subject Interest.

                         (i)  Before a Selling Partner may Transfer a Subject
Interest to a Person not described in Section 8.01(c)(1), (2), (3), (4), or
(5), the Selling Partner first must offer to Transfer the Subject Interest to the Partnership at the Sales Price (defined in Section 8.01(c)(7)).

                         (ii)  If, within thirty (30) days after the
Partnership's receipt of the offer, the Partnership does not agree to purchase the entire Subject Interest, the Selling Partner next must offer to Transfer the remaining Subject Interest to the other Limited Partners at the Sales Price.

                         (iii)  If, within thirty days (30) days after the
receipt of the offer by the other Limited Partners, the Partnership and the other Limited Partners do not agree to purchase the entire Subject Interest, the Selling Partner next must offer to Transfer the remaining Subject Interest to the General Partner at the Sales Price.

                         (iv)  If, within thirty (30) days after the receipt of
the offer by the General Partner, the Partnership, the other Limited Partners, and the General Partner do not agree to purchase the entire Subject Interest, the Selling Partner may Transfer not less than the entire Subject Interest to any other Person, but only at the Sales Price.

                  (7) For purposes of Section 8.01(c)(6), "Sales Price" means, (a) in the event of a bona fide offer to purchase a Subject Interest by a Person not described in Section 8.01(c)(1), (2), (3), (4), or (5) or an offer required under Section 8.01(c)(6), the price and upon the terms and conditions contained in a written agreement to purchase the Subject Interest (the Selling Partner shall provide a copy of such agreement to each Person entitled hereunder to receive an offer from the Selling Partner pursuant to Section 8.01(c)(6)), and (b) in the event of an attempted Transfer of a Subject Interest other than pursuant to a bona fide sale, the fair market value of the Subject Interest, which shall be the value of that Interest that is determined by the agreement of all of the Partners in the Partnership. If any disagreement exists as to the value of that Interest, then the Partners shall select two independent appraisers (or a different number of appraisers, if agreed to by all of the Partners) to determine the fair market value of that Interest. The value agreed upon by those appraisers shall be the fair market value of that Interest. If those two appraisers do not agree upon a value, they shall select a third independent appraiser, and the value agreed upon by a majority of the three appraisers shall be the fair market value of the Interest. An appraisal made pursuant to the provisions of this Section 8.01(c)(7) shall be binding on the Partnership and the Partners. The cost of the appraisals shall be the responsibility of and shall be paid by the Selling Partner.

           Notwithstanding any other provision of this Agreement, if the Subject Interest is purchased under Section 8.01(c)(6)(i),(ii), or (iii), the purchaser at its sole option may pay the Sales Price in the form of a promissory note payable in quarterly installments over a term of ten (10) years and bearing interest at the "applicable federal rate" for such a debt instrument as that rate is defined under Code

Section 1274(d) or such other provision of the Code as may apply.

           (d)    If the spouse of a Person described in Section 8.01(c)(1) or
(2) becomes the owner of the Subject Interest (as defined in Section 8.01(c)), then, as a condition of such ownership, if a petition for the dissolution, legal separation, annulment, or other form of termination of the marriage of that spouse and that Person is filed or if that marriage terminates for any reason (including, but not limited to, divorce, legal separation, annulment, or death), as soon as possible after such filing or termination, that spouse shall offer the Subject Interest to the Partnership, the other Limited Partners, and the General Partners as provided in Section 8.01(c)(7).

           (e) Except for Transfers to the Partnership or to Persons described in Section 8.01(c)(1), (2), (3), (4), or (5) above, no Transfer of less than all of a Partner's Partnership Interest shall be permitted.

           (f) Each Partner agrees that it will, upon request of the General Partner, execute such certificates or other documents and perform such acts as the General Partner deems appropriate before, upon, or after an assignment of a Partnership Interest by that Partner to preserve the limited liability of the Limited Partners under the law of the jurisdictions in which the Partnership is doing business. For purposes of this Article Eight, any transfer of a Partnership Interest, whether voluntary or by operation of law, shall be considered an assignment.

           (g) Any purported assignment of a Partnership Interest that is not made in compliance with this Agreement is hereby declared to be null and void and of no force or effect whatsoever.

           (h) Each Partner agrees that it will, before the General Partner consents to an assignment of a Partnership Interest by that Partner, pay all reasonable expenses, including attorneys' fees, incurred by the Partnership in connection with such assignment.

    8.02.  ASSIGNEES.

           (a) The Partnership shall not recognize for any purpose any purported sale, assignment, or transfer of a Partnership Interest of a Partner unless the provisions of Section 8.01 shall have been complied with and there shall have been filed with the Partnership a dated Notification of such sale, assignment, or transfer, in form satisfactory to the General Partner, executed and acknowledged by both the seller, assignor, or transferor and the purchaser, assignee, or transferee, and such Notification (i) contains the acceptance by the purchaser, assignee, or transferee of all of the terms and provisions of this Agreement and (ii) represents that such sale, assignment, or transfer was made in accordance with all applicable laws and regulations. Any sale, assignment, or transfer shall be recognized by the Partnership as effective on the date on which such Notification is filed with the Partnership.

           (b) Unless and until an assignee of a Partnership Interest becomes a Substituted Partner, such assignee shall not be entitled to vote or give Consents with respect to such Partnership Interest.

           (c) Any Partner who shall assign all of its Partnership Interest shall cease to be a Partner, except that, unless and until a Substituted Partner is admitted in its stead, such assigning Partner shall retain the statutory rights of the assignor of a Partnership Interest under the Act.

           (d) Anything herein to the contrary notwithstanding, both the Partnership and the General Partner shall be entitled to treat the assignor of a Partnership Interest as the absolute owner thereof in all respects, and shall incur no liability for distributions made in good faith to him, until such time as a written assignment that conforms to the requirements of this Article Eight has been received by the Partnership and accepted by the General Partner.

    8.03.  SUBSTITUTED PARTNERS; NEW PARTNERS.

           (a) No Partner shall have the right to substitute a purchaser, assignee, transferee, donee, heir, legatee, distributee, or other recipient of any of such Partner's Partnership Interest as a Partner in its place in particular, but not limited to, any right of the Partner to vote or Consent. Any such purchaser, assignee, transferee, donee, heir, legatee, distributee, or other recipient of a Partnership Interest (whether pursuant to a voluntary or involuntary transfer) shall be admitted to the Partnership as a Substituted Partner only (i) with the Consent of the General Partner, which Consent shall be granted or withheld in the absolute discretion of the General Partner and may be arbitrarily withheld, (ii) by satisfying the requirements of Sections
8.01 and 8.02, and (iii) upon an amendment to this Agreement and, if necessary, the Partnership's Certificate of Limited Partnership recorded in the proper records of each jurisdiction in which such recordation is necessary to qualify the Partnership to conduct business or to preserve the limited liability of the Limited Partners. Any such Consent by the General Partner may be evidenced by the execution by the General Partner of an amendment to this Agreement evidencing the admission of such Person as a Partner. The Partners hereby Consent and agree to such admission of a Substituted Partner by the General Partner, and agree that the General Partner may, on behalf of each Partner and on behalf of the Partnership, cause the Certificate of Limited Partnership of the Partnership to be appropriately amended, and recorded as so amended, and Schedule A to be appropriately amended, in the event of such admission.

           (b) Each Substituted Partner, as a condition to its admission as a Partner, shall execute and acknowledge such instruments, in form and substance satisfactory to the General Partner, as the General Partner deems necessary or desirable to effectuate such admission and to confirm the agreement of the Substituted Partner to be bound by all the terms and provisions of this Agreement with respect to the Partnership Interest acquired. All reasonable expenses, including attorneys' fees, incurred by the Partnership in this connection shall be borne by such Substituted Partner.

           (c) Until an assignee shall have been admitted to the Partnership as a Substituted Partner pursuant to Section 8.03(a), such assignee shall be entitled only to the rights of an assignee of a limited partnership interest under the Act.

    8.04. INCAPACITY OF A LIMITED PARTNER. If a Limited Partner dies, its executor, administrator, or trustee, or if it is adjudicated incompetent, its committee, guardian, or conservator, shall have all the rights of a Limited Partner, for the purpose of settling or managing the estate of such Limited Partner and such power as the Incapacitated Partner possessed to assign all or any part of the Incapacitated Partner's Partnership Interest and to join with such assignee in satisfying conditions precedent to such assignee becoming a Substituted Partner. The Incapacity of a Limited Partner shall not dissolve the Partnership.


                                 ARTICLE NINE:

                          DISSOLUTION, LIQUIDATION AND
                         TERMINATION OF THE PARTNERSHIP

    9.01.  DISSOLUTION.

           (a) The Partnership shall be dissolved upon the happening of any of the following events:

                  (1)    The expiration of its term;

                  (2) The Incapacity of the General Partner, unless the Partnership is reconstituted in accordance with Section 7.02;

                  (3) The unanimous election to dissolve the Partnership by all of the Partners;

                  (4) The withdrawal of the General Partner without the designation of a successor General Partner under Section 7.01, unless the Partnership is reconstituted in accordance with Section 7.02; and

                  (5) The election by the General Partner to dissolve the Partnership following the sale, distribution to the Partners, or other disposition at any one time of all or substantially all of the assets of the Partnership.

           (b) Dissolution of the Partnership shall be effective on the day on which the event occurs giving rise to the dissolution, but the Partnership shall not terminate until the Certificate of Limited Partnership of the Partnership has been cancelled and the assets of the Partnership have been distributed as provided in Section 9.02.

    9.02.  LIQUIDATION.

           (a) Upon dissolution of the Partnership and except as provided herein for reconstitution, the General Partner or a liquidating trustee, if one is appointed, shall wind up the affairs of the Partnership and, in its sole discretion, liquidate all or any part of the assets of the Partnership. The General Partner or such liquidating trustee shall, in its sole discretion, determine the time, manner, and terms of any sale or other disposition of the Partnership's investments for the purpose of obtaining, in its opinion, fair value for such assets.

           (b) Prior to any liquidating distributions or payments, Profits and Losses arising from such sales upon liquidation shall be allocated as provided in Article Four. In settling accounts after dissolution, the assets of the Partnership shall be paid out in the following order:

                  (1) To creditors, whether by payment or by establishment of reserves, in the order of priority as provided by law; and

                  (2) To each Partner in an amount equivalent to the positive amount of its Capital Account on the date of distribution or, if the remaining assets in the Partnership are insufficient to return the entire Capital Accounts, Pro Rata to the Partners according to the positive balances in their Capital Accounts.

           (c) Upon dissolution and liquidation of the Partnership, after any allocations of Profits or Losses, but before any distributions to the Partners upon such liquidation, each General Partner shall contribute to the capital of the Partnership an amount equal to the negative amount, if any, of its Capital Account.

           (d) When the General Partner or trustee has complied with the foregoing liquidation plan, the Partners shall execute, acknowledge, and cause to be filed an instrument evidencing the cancellation of the Certificate of Limited Partnership of the Partnership.

                                  ARTICLE TEN

                                   AMENDMENTS

    10.01.  AMENDMENTS GENERALLY.

           (a) Amendments to this Agreement to reflect the addition or substitution of a Limited Partner, the admission of a successor General Partner, or the withdrawal of a General Partner, shall be made at the time and in the manner referred to in Section 7.05 or 8.03.

           (b) The General Partner shall, within a reasonable time after the adoption of any amendment to this Agreement, make any filings or publications required or desirable to reflect such amendment, including any required filing for recordation of any certificate of limited partnership or other instrument or similar document of the type contemplated by this Agreement.

    10.02.  ADOPTION OF AMENDMENTS.

           (a) Except as otherwise provided in Section 10.01, this Agreement may be amended from time to time only with the Consent of all of the Partners.

           (b) On the adoption of any amendment to this Agreement, the amendment shall be executed by the General Partner and all of the Limited Partners and shall be recorded in the proper records of each jurisdiction in which recordation is necessary for the Partnership to conduct business or to preserve the limited liability of the Limited Partners. Each Limited Partner hereby irrevocably appoints and constitutes the General Partner as its agent and attorney-in-fact to execute, swear to, and record any and all such amendments. The power of attorney given herewith is irrevocable, is coupled with an interest, and shall survive the Incapacity of a Limited Partner granting it.

    10.03. AMENDMENTS ON ADMISSION OR WITHDRAWAL OF PARTNERS. If this Agreement shall be amended to reflect the admission or substitution of a Partner, the amendment to this Agreement shall be adopted, executed, and sworn to by all Partners, the Person to be substituted or added and the assigning Limited Partner or General Partner. Any such amendment may be executed by the General Partner on behalf of the Limited Partners or General Partners, the substituted or added Limited Partner or General Partner, and the assigning Limited Partner or General Partner pursuant to the power of attorney granted in
Section 12.01. If this Agreement shall be amended to reflect the withdrawal, removal, or Incapacity of the General Partner and the continuation of the business of the Partnership, such amendment shall be adopted, executed, and sworn to by the successor General Partner and by all of the Limited Partners and the General Partner.

    10.04. AMENDMENT OF CERTIFICATE. In the event this Agreement shall be amended pursuant to this Article Ten, the General Partner shall amend the Certificate of Limited Partnership of the Partnership to reflect such change if it deems such amendment to be necessary.


                                 ARTICLE ELEVEN

                             CONSENTS AND MEETINGS

    11.01. METHOD OF GIVING CONSENT. Any Consent required by this Agreement may be given as follows:

           (a) By a written Consent given by the Consenting Partner at or prior to the doing of the act or thing for which the Consent is solicited, provided that such Consent shall not have been nullified by either (i) Notification to the General Partner by the Consenting Partner at or prior to the time of, or the negative vote by such Consenting Partner at any meeting held to consider the doing of such act or thing, or (ii) Notification to the General Partner by the Consenting Partner prior to the doing of any act or thing the doing of which is not subject to approval at such meeting; or

           (b) By the affirmative vote by the Consenting Partner to the doing of the act or thing for which the Consent is solicited at any meeting called and held pursuant to Section 11.02 to consider the doing of such act or thing.

    11.02. MEETINGS. Any matter requiring the Consent of all or any of the Limited Partners or the General Partner pursuant to this Agreement may be considered at a meeting of the Partners held not less than twenty (20) nor more than sixty (60) days after Notification thereof shall have been given by the General Partner to all Partners. Such Notification (a) may be given by the General Partner, in its discretion, at any time; and (b) shall be given by the General Partner within thirty (30) days after receipt by the General Partner of a request for such a meeting made by Limited Partners constituting a Simple Majority in Interest. Any such Notification shall state briefly the purpose, time, and place of the meeting. All such meetings shall be held at such reasonable place as the General Partner shall designate and during normal business hours.

    11.03. SUBMISSIONS TO LIMITED PARTNERS. The General Partner shall give all the Limited Partners and General Partners Notification of any proposal or other matter required by any provision of this Agreement or by law to be submitted for the consideration and approval of the Limited Partners or General Partners. Such Notification shall include any information required by the relevant provision of this Agreement or by law.


                                 ARTICLE TWELVE

                               POWER OF ATTORNEY

    12.01.  POWER OF ATTORNEY.

           (a) Each Limited Partner, by its execution hereof, hereby makes, constitutes and appoints the General Partner as its true and lawful agent and attorney-in-fact, with full power of substitution and full power and authority in its name, place, and stead to make, execute, sign, acknowledge, swear to, record, and file:

                  (1)    this Agreement and any amendments to this Agreement;

                  (2) the original Certificate of Limited Partnership of the Partnership and all amendments thereto required or permitted by law or the provisions of this Agreement;

                  (3) all certificates and other instruments deemed advisable by the General Partner to carry out the provisions of this Agreement and applicable law or to permit the Partnership to become or to continue as a limited partnership wherein the Limited Partners have limited liability in the jurisdiction where the Partnership may be doing business;

                  (4) all instruments that the General Partner deems appropriate to reflect a change or modification of this Agreement or the Partnership in accordance with this Agreement, including, without limitation, the substitution of assignees as Substituted Partners or admission of new Partners pursuant to Section 8.03;

                  (5) all conveyances and other instruments or papers deemed advisable by the General Partner to effect the dissolution and termination of the Partnership;

                  (6) all fictitious or assumed name certificates required or permitted to be filed on behalf of the Partnership; and

                  (7) all other instruments or papers which may be required or permitted by law to be filed on behalf of the Partnership.

           (b)    The foregoing power of attorney:

                  (1) Is coupled with an interest and shall be irrevocable and survive the Incapacity of each Limited Partner;

                  (2) May be executed by the General Partner by signing separately as attorney-in-fact for each Limited Partner or, after listing all of the Limited Partners executing an instrument, by a single signature of the General Partner acting as attorney-in-fact for all of them; and

                  (3) Shall survive the delivery of an assignment by a Limited Partner of its Partnership Interest; except that, where the assignee of such Limited Partnership Interest has been approved by the General Partner for admission to the Partnership as a Substituted Partner, the power of attorney of the assignor shall survive the delivery of such assignment for the sole purpose of enabling the General Partner to execute, swear to, acknowledge, and file any instrument necessary or appropriate to effect such substitution.

           (c) Each Limited Partner shall execute and deliver to the General Partner within five (5) days after receipt of the General Partner's request therefor such further designations, powers-of-attorney, and other instruments as the General Partner deems necessary or appropriate to carry out the terms of this Agreement.


                               ARTICLE THIRTEEN:

                        RECORDS AND ACCOUNTING; REPORTS

    13.01.  Records and Accounting.

           (a) Proper and complete records and books of account of the business of the Partnership, including a list of the names and addresses and Partnership Percentage Interests of all Limited and General Partners, shall be maintained at the Partnership's principal place of business, and each Partner or its duly authorized representative shall have access to them, upon reasonable notice and for a proper purpose, at all reasonable times during business hours. Any Partner, or its duly authorized representatives, upon paying the costs of collection, duplication, and mailing, shall be entitled for any proper purpose to a copy of the list of names and addresses and Partnership Percentage Interests of the Partners. Such information shall be used for Partnership purposes only.

           (b) The books and records of the Partnership shall be kept in accordance with the method of accounting for federal income tax reporting purposes that is adopted by the General Partner for the

Partnership. The external financial statements of the Partnership shall be prepared in accordance with the Partnership's income tax accounting method consistently applied. The taxable year and fiscal year of the Partnership shall be the calendar year.

           (c) There shall be an interim closing of the books of account of the Partnership at the Partnership's taxable year ends and at such other times as the General Partner determines is required under this Agreement.

    13.02. ANNUAL REPORTS. Within a reasonable period of time after the end of each fiscal year, the General Partner shall cause to be delivered to each Person who was a Partner at any time during the fiscal year, an annual report containing the following information:

           (a) Financial statements of the Partnership, including, without limitation, a balance sheet as of the end of the Partnership's fiscal year and statements of income, Partners' equity, and changes in financial position, for such fiscal year, which shall be prepared in accordance with the Partnership's income tax accounting method consistently applied;

           (b) A statement of cash and in-kind distributions to Partners for the period covered by the annual report; and

           (c) A description of the activities of the Partnership during the period covered by the annual report.

    13.03. TAX INFORMATION. Within a reasonable period of time after the end of each calendar year, the General Partner will cause to be delivered to each Person who was a Partner at any time during such calendar year all information necessary for the preparation of such Partner's federal income tax returns, including a statement showing each Partner's share of Profits or Losses, and the amount of any distribution made to or for the account of such Partner pursuant to this Agreement.

    13.04. PARTNERSHIP FUNDS. No funds of the Partnership shall be kept in any account other than a Partnership account and funds shall not be commingled with the funds of any other Person, and the General Partner shall not employ, or permit any other Person to employ, such funds in any manner except for the benefit of the Partnership. The funds of the Partnership not needed in the operation of the business may be deposited in such bank accounts as the General Partner may designate pursuant to Section 6.01(b). Withdrawals therefrom shall be made upon such signatures as the General Partner may designate.

    13.05. ELECTIONS. The General Partner may cause the Partnership to make all elections required or permitted to be made by the Partnership under the Code and not otherwise expressly provided for in this Agreement, in the manner that the General Partner believes is in the best interest of the Partnership, except that the General Partner may not make a Code Section 754 election on behalf of the Partnership.


                               ARTICLE FOURTEEN:

                                 MISCELLANEOUS

    14.01.  NOTIFICATION.

           (a) Any Notification to any Partner shall be at the address of such Partner set forth in Schedule A hereto or such other mailing address of which such Partner shall advise the General Partner in writing. Any Notification to the Partnership or the General Partner shall be at the principal office of the General Partner, as set forth in Schedule A hereto. The General Partner may at any time change the location of its principal office. Notification of any such change shall be given to the Partners on or before the date of any such change.

           (b) Any Notification shall be deemed to have been duly given if personally delivered or sent by United States mail or by facsimile transmission confirmed by letter and will be deemed given, unless earlier received (i) if sent by certified or registered mail, return receipt requested, five (5) calendar days after being deposited in the United States mails, postage prepaid; (ii) if sent by United States Express Mail, two (2) calendar days after being deposited in the United States mails, postage prepaid; (iii) if sent by facsimile transmission, the date sent provided confirmatory notice was sent by first-class mail, postage prepaid; and (iv) if delivered by hand, on the date of receipt.

    14.02. GOVERNING LAW; SEPARABILITY OF PROVISIONS. It is the intention of the parties that the internal laws of the State of Nevada and, in particular, the provisions of the Act, as the same may be amended from time to time, shall govern the validity of this Agreement, the construction of its terms and interpretation of the rights and duties of the parties. If any provision of this Agreement shall be held to be invalid, the remainder of this Agreement shall not be affected thereby.

    14.03. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties; it supersedes any prior agreement or understandings among them, oral or written, all of which are hereby cancelled. This Agreement may not be modified or amended other than pursuant to Article Ten.

    14.04. HEADINGS, ETC. The headings in this Agreement are inserted for convenience of reference only and shall not affect interpretation of this Agreement. Whenever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in the neuter gender shall include the masculine, the feminine, and the neuter.

    14.05. BINDING PROVISIONS. The covenants and agreements contained herein shall be binding upon and enure to the benefit of the heirs, executors, administrators, successors, and assigns of the respective parties hereto.

    14.06. NO WAIVER. The failure of any Partners to seek redress for violation or to insist on strict performance, of any covenant or condition of this Agreement shall not prevent a subsequent act that would have constituted a violation from having the effect of an original violation.

    14.07. LEGENDS. If certificates are issued evidencing a Partnership Interest, each such certificate shall bear such legends as may be required by applicable federal and state laws, or as may be deemed necessary or appropriate by the General Partner to reflect restrictions upon transfer contemplated herein.

    14.08. COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

    14.09.  RE-EXECUTION.   This Agreement is being re-executed on the date
set forth below because the original Agreement signed on December ____, 1996, has been misplaced.

    IN WITNESS WHEREOF, the parties have re-executed this Agreement on ___________, 1996, and is effective as of December _____, 1995.


                                        GENERAL PARTNER


                                        Gryphus Company II,
                                        a Nevada corporation


                                        By: /s/ William Griffin
                                           -------------------------------
                                        Title:President



                                        LIMITED PARTNER


                                        /s/  William D. Griffin
                                        ------------------------------------
                                        William D. Griffin

                                   SCHEDULE A




                                        CAPITAL                 PERCENTAGE
                                      CONTRIBUTIONS*             INTERESTS

GENERAL PARTNER

Gryphus Company II                       ______                   _______


LIMITED PARTNER

William D. Griffin                       ______                   _______





_______________________________
* Contributions were made in the form of cash and other assets in the aggregate values shown above.